Form 10KSB, Exhibit 13
period 1997-06-30
GILMER FINANCIAL SERVICES INC
filed 1997-09-29
CIK 930540

1997 ANNUAL REPORT
















                         GILMER FINANCIAL SERVICES, INC.

TABLE OF CONTENTS









President's Message........................................................ 2
Selected Consolidated Financial Information................................ 3
Management's Discussion and Analysis of Financial
  Condition and Results of Operation....................................... 5
Consolidated Financial Statements ........................................ 18
Stockholder Information .................................................. 36
Corporate Information..................................................... 37

TO OUR SHAREHOLDERS:

         We are pleased to present the third annual report of Gilmer Financial Services, Inc., the savings and loan holding company for Gilmer Savings Bank, FSB. On behalf of the Board of Directors, the officers and staff, we appreciate your support as a shareholder.

         Gilmer Savings Bank has served the mortgage and consumer credit needs of East Texas for over seventy-seven years. It is our mission to continue as a strong, customer-driven, community-involved financial institution providing diversified services for both depositors and borrowers, with a focus on present and future needs. In keeping with our mission of diversified services, the Bank is proud to announce that its new checking account services are increasingly becoming a success. The Board would also like to announce that the Company is now offering non-depository products through Brokers Transaction Services, to once again emphasize our goal of becoming a one-stop institution.

         Net earnings for the year ending June 30, 1997 were $23,000. This represents a decrease of 91% from last year. The primary reason for this decrease was an increase in non-interest expense due to the one-time SAIF assessment of $164,000. The decrease in net income was also due to the Bank's decision to build up its reserves for loan losses due to the growth in the consumer and commercial portfolio by adding an additional $95,000 to the reserves. The Company believes that the additional reserves will help protect future earnings from loss on loans.

         Stockholders' equity decreased to $3.8 million at June 30, 1997, or 9.02% of total assets at year end 1997. The decrease was primarily due to shares repurchased and retired as treasury stock of $56,000, along with an increase in unrealized loss of $49,000. The earnings per share for year end 1997 was $.12. Total assets of the Company increased to $42.2 million at June 30, 1997, compared to $39.1 million at year ended June 30, 1996. The book value of Gilmer Financial Services, Inc.'s common stock based on actual shares outstanding at June 30, 1997 was $19.88 per share.

         We remain focused on our primary goal of providing a positive return on your investment in Gilmer Financial Services, Inc. The Company is committed to future growth and performance and will demonstrate this commitment within our community. We have a history of stability and quality of service to our community, due to our dedicated personnel. I would like to extend my appreciation to the directors, officers, and staff for making our Bank a success.





                                           Gary Cooper
                                           President and Chief Executive Officer

                                    SELECTED CONSOLIDATED FINANCIAL INFORMATION




                                                                              At June 30,
                                                           -----------------------------------------------------

                                                            1997        1996       1995        1994        1993
                                                           ------      ------     ------      ------      ------
                                                                             (Dollars In Thousands)
Selected Financial Condition Data:
---------------------------------
Total assets.........................................     $42,171     $39,088    $32,759     $32,494     $30,934
Loans receivable, net................................      23,407      20,437     18,018      16,202      16,530
Mortgage-backed securities...........................      15,060      16,205     12,886      14,283      12,029
Investment securities................................         316         328        247         260         ---
Deposits.............................................      29,106      25,477     25,486      24,924      24,889
Total borrowings.....................................       8,550       8,930      2,824       4,799       3,514
Stockholders' equity - substantially restricted......       3,803       3,929      3,665       1,954       1,704





                                                                            Year Ended June 30,
                                                           -----------------------------------------------------
                                                            1997        1996       1995        1994        1993
                                                           ------      ------     ------      ------      ------
                                                                             (Dollars In Thousands)
Selected Operations Data:
------------------------
Total interest income................................      $3,047      $2,708     $2,353      $2,062      $2,134
Total interest expense...............................       1,928       1,626      1,422       1,125       1,127
                                                          -------      ------     ------      ------      ------
   Net interest income...............................       1,119       1,082        931         937       1,007

Provision for loan losses............................         129          38          7         ---          44
                                                          -------     -------    -------    --------      ------
Net interest income after provision for loan losses..         990       1,044        924         937         963

Fees and service charges.............................         125         110         74          92          84
Gain on sales of loans, mortgage-backed
 securities and investment securities................         ---          12          9           1          19
Other non-interest income............................          81          50         17          17           4
                                                           ------     -------    -------      ------      ------
Total non-interest income............................         206         172        100         110         107
Total non-interest expense...........................       1,145         817        704         645         675
                                                            -----     -------     ------      ------      ------
Income before taxes..................................          51         399        320         402         395
Income tax provision.................................          28         139        110         134         167
                                                          -------     -------     ------      ------      ------
   Net income........................................      $   23     $   260     $  210      $  268      $  228
                                                           ======     =======     ======      ======      ======
   Earnings per share................................      $  .12     $  1.31    $   .29         N/A         N/A
                                                           ======     =======    =======         ===         ===



                                                                         At and for the Year Ended June 30,
                                                              -------------------------------------------------------
                                                               1997        1996       1995          1994        1993
                                                              ------      ------     ------        ------      ------
Selected Financial Ratios and Other Data:
----------------------------------------
Performance Ratios:
  Return on assets (ratio of net
   income to average total assets)...................          0.06%       0.69%      0.62%         0.85%       0.75%

  Return on stockholders' equity (ratio of
   net income to average equity).....................           .60        6.86       8.21         14.65       14.34
  Interest rate spread information:
   Average during period.............................          2.23        2.03       2.35          2.66        3.38
   End of period.....................................          2.77        2.81       2.49          2.90        3.72
  Net interest margin(1).............................          2.78        2.93       2.81          2.96        3.58
  Ratio of operating expense to
   average total assets..............................          2.76        2.16       2.09          2.03        2.23
  Ratio of average interest-earning assets
   to average interest-bearing liabilities...........        111.46      120.52     110.58        108.41      105.07

Quality Ratios:
 Non-performing assets to total assets
  at end of period...................................          1.64        1.01       1.08          0.80        1.21
 Allowance for loan losses to non-
  performing loans...................................         44.55       54.71      56.98         82.69       64.95
 Allowance for loan losses to loans
  receivable, net....................................          1.32        1.05       1.13          1.33        1.30

Capital Ratios:
 Stockholders' equity to total assets at
  end of period......................................          9.02       10.05      11.19          6.01        5.51
 Average stockholders' equity to average
assets...............................................          9.35       10.03       7.58          5.77        5.25

Other Data:
 Number of full-service offices......................           1           1          1             1           1



(1) Net interest income divided by average interest earning assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

         Gilmer Financial Services, Inc. ("Gilmer Financial" or the "Company") a Delaware corporation was formed in July 1994 and became the holding company of Gilmer Savings Bank FSB (the "Bank") on February 9, 1995. The Bank is a federally chartered stock savings bank headquartered in Gilmer, Texas. The principal asset of the Company is the outstanding stock of the Bank, its wholly-owned subsidiary. The Company presently has no separate operations and its business consists only of the business of the Bank. In this discussion and analysis, references to the operations and financial condition of the Company include the operations and financial condition of the Bank.

         On February 9, 1995, the Bank completed its conversion from a mutual to a stock savings institution. On that date, the Company issued and sold 195,755 shares of common stock at $10.00 per share to complete the conversion of the Bank from mutual to stock form ("Conversion"). Net proceeds to the Company were approximately $1.6 million after deducting expenses of approximately $320,000.

         As a consumer-oriented financial institution, the Company offers a range of banking services to residents of Upshur County, its primary market area. The Company is principally engaged in the business of attracting deposits from the general public and investing those deposits, along with funds generated from operations and borrowings, into mortgage, commercial, and consumer loans. The Company also invests in mortgage and government-backed securities and certificates of deposit.

         The Company's results of operations are primarily affected by its net interest income, which is the difference between interest income earned on its loans, investments and mortgage-backed securities and other investments and its cost of funds, consisting of interest paid on deposits and borrowed funds, including Federal Home Loan Bank ("FHLB") advances. Net income of the Company is also affected by non-interest income, such as loan origination and commitment fees, loan servicing fees and other income, and non-interest expense, including compensation and benefits, insurance premiums, losses on foreclosed real estate and provisions for losses on loans. The Company's net income also is affected significantly by general economic conditions and competitive conditions, particularly changes in market interest rates and actions of regulatory authorities.

Business Strategy

         The Company's current goal is to provide financial services to the communities served by its office. In seeking to accomplish this mission, management has adopted a business strategy designed to (i) maintain and strengthen the Company's capital in excess of regulatory requirements, (ii) maintain a high level of asset quality, (iii) manage the Company's exposure to fluctuations in market interest rates, and (iv) maintain or improve the Company's interest rate spread. In pursuing this strategy, the Company has focused on (i) the origination of one- to four-family adjustable-rate loans for retention in its portfolio, (ii) the origination and sale of long-term, fixed-rate residential loans in the secondary market on a servicing-retained basis, (iii) diversifying its lending portfolio with consumer lending and investments in mortgage-backed and investment securities, and (iv) reducing interest rate risk by better matching asset and liability maturities.

         The highlights of the principal elements of the Company's strategy are as follows:

                  Capital Maintenance. To maintain net interest income, the Company has adopted a policy of moderate growth with an emphasis on one- to four-family residential real estate lending. At June 30, 1997, the Company had stockholders' equity of $3.9 million and the Bank exceeded each of its regulatory capital requirements.

                  Commitment to Local Home Lending. Historically, the Bank has emphasized the origination of mortgage loans secured by single-family residential real estate located in the Company's market area. Single-family residential mortgage loans typically have less credit risk than commercial and multi-family real estate loans. Residential mortgage loans receivable have declined in recent periods as a result of increased competition in the Company's mortgage lending area, as well as borrowers' refinancing of adjustable-rate loans in the Company's portfolio to fixed-rate loans for sale to the secondary market. At June 30, 1997, however, single-family residential loans still constituted $12.4 million, or 52.8% of the Company's total net loan portfolio.

                  Management of Interest Rate Risk. Historically, deposit accounts have typically been more sensitive to changes in market rates than mortgage loans because of the shorter terms. As a result, sharp increases in interest rates may adversely affect an institution's earnings while decreases in interest rates may benefit earnings. In order to reduce the risks associated with fluctuations in interest rates, as indicated above, the Company has sought to expand its portfolio of adjustable rate mortgage loans and securities. At June 30, 1997 $12.7 million of the Company's portfolio of mortgage loans and securities had adjustable rates of interest. In addition, management has maintained a policy of selling substantially all the fixed rate residential loans it originates in the secondary market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC"). See also "-Asset and Liability Management" for policies and strategies used to reduce interest rate risk.

                  Emphasis on Customer Service. As a community-oriented institution, the Company has historically focused on enhancing customer satisfaction with its products and services. Management believes it can compete effectively against larger institutions in its market area by continuing to offer personalized service. To this end, the Company has increased its consumer lending and offers a credit card program and a checking account program in an effort to meet the changing needs of its customers. Consumer loan originations increased $0.8 million from

                  $5.7 million at June 30, 1996 to $6.5 million at June 30, 1997. The Company's money market and checking accounts had an outstanding balance of $1.6 million at June 30, 1997.

Financial Condition

         June 30, 1997 Compared to June 30, 1996. Total assets increased $3.1 million or 7.98% to $42.2 million at June 30, 1997 from $39.1 million at June 30, 1996. The increase was primarily attributable to an increase in loans of $3.0 million.

         Loans receivable were $23.4 million at June 30, 1997, and $20.4 million at June 30, 1996, an increase of $3.0 million, or 14.54%. This increase was primarily attributable to a more favorable interest rate environment for home financing. Loans originated, net of payments during the year ended June 30, 1997 were $4.3 million, of which $1.1 million was sold in the secondary market with servicing retained.

         Mortgage-backed securities available for sale decreased $.2 million from $5.0 million at June 30, 1996 to $4.8 million at June 30, 1997. Mortgage-backed securities held to maturity decreased $1.0 million from $11.2 million at June 30, 1996 to $10.2 million at June 30, 1997. The decrease was due to principal repayments on mortgage-backed securities of $1.0 million.

         Investment securities held to maturity decreased $12,000 from $328,000 at June 30, 1996 to $316,000 at June 30, 1997. The decrease was due to the principal repayments on investment securities of $12,000.

         Interest-bearing deposits increased $739,000 from $634,000 at June 30, 1996 to $1,373,000 at June 30, 1997 to fund growth in loans.

         Deposits increased $3.6 million from $25.5 million at June 30, 1996 to $29.1 million at June 30, 1997. Federal Home Loan Bank advances decreased $0.3 million from $8.9 million at June 30, 1996 to $8.6 million at June 30, 1997.

         Total stockholders' equity decreased $126,000 to $3.80 million at June 30, 1997 from $3.93 million at June 30, 1996. This decrease was primarily a result of net earnings of $23,000 and amortization of ESOP expense of $16,000, offset by the purchase of treasury stock of $126,000 and the increase in unrealized losses on securities available-for-sale of $49,000.

         June 30, 1996 Compared to June 30, 1995. Total assets increased $6.3 million or 16.2% to $39.1 million at June 30, 1996 from $32.8 million at June 30, 1995. The increase was primarily attributable to an increase in loans of $2.4 million and an increase in mortgage-backed securities of $3.3 million.

         Loans receivable were $20.4 million at June 30, 1996, and $18.0 million at June 30, 1995, an increase of $2.4 million, or 11.83%. This increase was primarily attributable to a more favorable interest rate environment for home financing. Loans originated, net of payments during the year ended June 30, 1996 were $5.4 million, of which $3.2 million was sold in the secondary market with servicing retained.

         Mortgage-backed securities available for sale increased $4.0 million from $1.0 million at June 30, 1995 to $5.0 million at June 30, 1996. The increase was due to the purchase of new securities at favorable interest rates which were funded with lower rate FHLB advances. Mortgage-backed securities held to maturity decreased $700,000 from $11.9 million at June 30, 1995 to $11.2 million at June 30, 1996. The decrease was due to principal repayments on mortgage-backed securities of $1.1 million and sales of $625,000 in accordance with accounting pronouncements in December 1995, offset by the purchase of $1.2 million in mortgage-backed securities held for maturity.

         The Company's portfolio of investment securities available for sale at June 30, 1995 totaled $100,000. During 1996, all of such securities matured leaving a zero balance at June 30, 1996. Investment securities held to maturity increased $182,000 from $146,000 at June 30, 1995 to $328,000 at June 30, 1996.
The increase was due to the $300,000 purchase of an investment security, partially offset by sales of $100,000 under the FASB 115 window and principal repayments on investment securities of $18,000.

         Interest bearing deposits increased $275,000 from $359,000 at June 30, 1995 to $634,000 at June 30, 1996, to fund growth in checking accounts and loans.

         During 1996, the Company sold all of its foreclosed real estate owned which totaled $8,500 at June 30, 1995.

         Deposits remained relatively unchanged at $25.5 million at June 30, 1995 and at June 30, 1996. Federal Home Loan Bank advances increased $6.1 million from $2.8 million at June 30, 1995 to $8.9 million at June 30, 1996. The proceeds were used primarily to purchase $5.0 million in mortgage-backed securities and to fund additional loan commitments.

         Total stockholders' equity increased $265,000 to $3.93 million at June 30, 1996 from $3.65 million at June 30, 1995. This increase was primarily a result of net earnings of $260,000.

Results of Operations

         The Company's results of operations depend primarily on the level of its net interest income and non-interest income and its amount of non-interest expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

Comparison of Operating Results for Years Ended June 30, 1997 and 1996

         General. Net earnings for the year ended June 30, 1997 totaled $23,000, a decrease of $237,000, or 91.15%, from the year ended June 30, 1996. The decrease was due to an increase in net interest income of $38,000 and an increase in noninterest income of $34,000, and a decrease in income taxes of $110,000, partially offset by an increase in the provision for loan losses of $92,000 and an increase in noninterest expense of $327,000.

         Interest Income. Interest income totaled $3.0 million for the year ended June 30, 1997, compared to $2.7 million for the year ended June 30, 1996, an increase of $339,000 or 12.53%. This increase resulted from a 25 basis point increase in the average rate earned on interest-earning assets, along with a $3.7 million increase in total interest-earning assets. The increase in average yields on loans and mortgage-backed securities resulted from upward interest rate adjustments to the Company's adjustable rate mortgage loans and adjustable rate mortgage-backed securities as market interest rates rose.

         Interest Expense. Interest expense increased $302,000 for the year ended June 30, 1997 compared to June 30, 1996, primarily due to a 57 basis point increase in the average rate paid on deposits and the increase of $3.3 million in average balance of FHLB advances and $2.2 million in the average balance of deposits.

         Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's periodic evaluation of non-performing loans, inherent risks in the loan portfolio, economic conditions and past experience. The allowance for loan losses increased $94,000 from $215,000 for the year ended June 30, 1996, to $309,000 for the year ended June 30, 1997. The increase was primarily the result of $129,000 in additions to the allowance accounts offset by net charge-offs of $35,000 due to growth in consumer and commercial business loan portfolio. The allowance for loan losses was 1.3% of net loans receivable at June 30, 1997 compared to 1.1% at June 30, 1996. At June 30, 1997, the ratio of the allowance for loan losses to total non-performing loans was 44.6% compared to a ratio of 54.7% at June 30, 1996.

         Non-Interest Income. Non-interest income increased $34,000 from $172,000 for the year ended June 30, 1996 to $206,000 for the year ended June 30, 1997. The increase resulted primarily from a increase of $8,000 in loan origination and commitment fees, a $7,000 increase in loan servicing fees, as well as a $27,000 increase in other income which includes fees related to new checking account services offered by the Company.

         Non-Interest Expense. Non-interest expense totaled $1,145,000 for the year ended June 30, 1997, compared to $817,000 for the year ended June 30, 1996, an increase of $328,000. Compensation and benefits increased $106,000 to $536,000 the year ended June 30, 1997 from $430,000 for the year ended June 30, 1996, due to ordinary increases in staff, salaries, insurance, and other benefits, as well as ESOP and RRP contributions. Other miscellaneous expenses increased $59,000 from $302,000 for the year ended June 30, 1996 to $361,000 for the year ended June 30, 1997. The primary reason for this increase was an increase of $24,000 in service bureau expense, and a $10,000 increase in group life and health insurance. Non-interest expense also included the one-time SAIF special assessment of $164,000.

         Income Taxes. The provision for income taxes decreased $110,000 from $138,000 for the year ended June 30, 1996 to $28,000 for the year ended June 30, 1997 due to a decrease in pre-tax income of $340,000 for the year ended June 30, 1997.

Comparison of Operating Results for Years Ended June 30, 1996 and 1995

         General. Net earnings for the year ended June 30, 1996 totaled $260,000, an increase of $50,000, or 19.23%, from the year ended June 30, 1995. The increase was due to an increase in net interest income of $150,000 and noninterest income of $72,000, partially offset by an increase in provisions for loan losses of $31,000, an increase in noninterest expense of $113,000, and an increase in income taxes of $28,000.

         Interest Income. Interest income totaled $2.7 million for the year ended June 30, 1996, compared to $2.4 million for the year ended June 30, 1995, an increase of $355,000 or 13.10%. This increase resulted from a 25 basis point increase in the average rate earned on interest-earning assets, along with a $3.7 million increase in total interest-earning assets. The increase in average yields on loans and mortgage-backed securities resulted from upward interest rate adjustments to the Company's adjustable rate mortgage loans and adjustable rate mortgage-backed securities as interest rates rose.

         Interest Expense. Interest expense increased $204,000 for the year ended June 30, 1996 compared to June 30, 1995, primarily due to a 57 basis point increase in the average rate paid on deposits and the increased average balance of FHLB advances.

         Provision for Loan Losses. The allowance for loan losses increased $11,000 from $204,000 for the year ended June 30, 1995, to $215,000 for the year ended June 30, 1996. The increase was primarily the result of $37,000 in additions to the allowance accounts offset by net charge-offs of $26,000. The allowance for loan losses was 1.1% of net loans receivable at June 30, 1996 compared to 1.1% at June 30,1995. At June 30, 1996, the ratio of the allowance for loan losses to total non-performing loans was 54.7% compared to a ratio of 57.0% at June 30, 1995.

         Non-Interest Income. Non-interest income increased $72,000 from $100,000 for the year ended June 30, 1995 to $172,000 for the year ended June 30, 1996. The increase resulted primarily from a increase of $15,000 in loan origination and commitment fees, a $21,000 increase in loan servicing fees, as well as a $37,000 increase in other income which includes fees related to new checking account services offered by the Company.

         Non-Interest Expense. Non-interest expense totaled $817,000 for the year ended June 30, 1996, compared to $704,000 for the year ended June 30, 1995, an increase of $113,000. Compensation and benefits increased $78,000 to $430,000 the year ended June 30, 1996 from $352,000 for the year ended June 30, 1995, due to ordinary increases in staff, salaries, insurance, and other benefits, as well as ESOP and RRP contributions. Other miscellaneous expenses increased $67,000 from $235,000 for the year ended June 30, 1995 to $302,000 for the year ended June 30, 1996. The primary reason for this increase was an increase of $12,000 in service bureau expense, a $20,000 increase in legal fees, and a $7,000 increase in accounting fees, as well as an $18,000 increase in other fees associated with becoming a public company.

         Income Taxes. The provision for income taxes increased $28,000 from $110,000 for the year ended June 30, 1995 to $138,000 for the year ended June 30, 1996, due to an increase in pre-tax income of $78,000 for the year ended June 30, 1996.

Average Balances, Interest Rates and Yields

         The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                                           Year Ended June 30,
                                      ----------------------------------------------------------------------------------------------
                                                   1997                            1996                           1995
                                      ------------------------------- ------------------------------ -------------------------------

                                        Average  Interest              Average   Interest             Average   Interest
                                      Outstanding Earned/            Outstanding  Earned/           Outstanding  Earned/
                                        Balance    Paid    Yield/Rate  Balance     Paid   Yield/Rate  Balance     Paid   Yield/Rate
                                        -------    ----    ----------  -------     ----   ----------  -------     ----   ----------
                                                                        (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)................... $22,734   $2,015       8.86%   $20,190    $1,713      8.48%   $16,975    $1,437     8.47%
 Mortgage-backed securities............  15,635      935       5.98     14,935       901      6.03     14,149       811     5.73
 Investment securities.................     320       22       6.88        259        15      5.79        310        10     3.23
 Other interest earning assets(2)......   1,568       75       4.78      1,504        79      5.25      1,754        95     5.42
                                       --------   ------     ------   --------   -------      ----   --------   -------     ----
  Total interest-earning assets........ $40,257    3,047       7.57    $36,888     2,708      7.34    $33,188     2,353     7.09
                                        =======    -----               =======   -------              =======    ------

Interest-Bearing Liabilities:
 Savings deposits......................$    953       31       3.25   $  1,054        35      3.32    $ 1,217        36     2.96
 Money market investment accounts......   1,140       39       3.42      1,116        38      3.41      1,254        48     3.83
 Certificate accounts..................  25,030    1,338       5.35     22,724     1,223      5.38     22,577     1,030     4.56
 Borrowings............................   8,996      520       5.78      5,714       330      5.77      4,965       308     6.20
                                       --------   ------       ----   --------   -------   -------   --------  --------     ----
  Total interest-bearing liabilities... $36,119   $1,928       5.34    $30,608     1,626      5.31    $30,013     1,422     4.74
                                        =======   ======               =======    ------              =======   -------
Net interest income....................           $1,119                          $1,082                        $   931
                                                  ======                          ======                        =======
Net interest rate spread...............                        2.23%                          2.03%                         2.35%
                                                               ====                           ====                          ====
Net interest-earning assets............  $4,138                         $6,280                        $ 3,175
                                         ======                         ======                        =======
Net yield on average interest-earning
 assets................................                        2.78%                          2.93%                         2.81%
                                                               ====                           ====                          ====
Average interest-earning assets to
 average interest-bearing liabilities..            1.11x                           1.21x                          1.11x
                                                   ====                            ====                           ====


-----------------
(1) Calculated net of deferred loan fees, loan  discounts,  loans in process and loss reserves.

(2) Includes certificates of deposit, demand accounts and FHLB stock.

Rate/Volume Analysis of Net Interest Income

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                        Year Ended June 30,
                                                 ---------------------------------------------------------------------
                                                        1997 vs. 1996                      1996 vs. 1995
                                                 ---------------------------------------------------------------------
                                                        Increase                           Increase
                                                       (Decrease)          Total          (Decrease)          Total
                                                         Due to           Increase          Due to           Increase
                                                   Volume       Rate     (Decrease)   Volume       Rate     (Decrease)
                                                   ------       ----     ----------   ------       ----     ----------
                                                                                      (Dollars in Thousands)
Interest-earning assets:
 Loans receivable...........................        $223        $ 79        $302       $274        $  2        $276
 Mortgage-backed securities.................          41         (7)          34         46          44          90
 Investment securities......................           4           3           7         (2)          7           5
 Other interest-earning assets(1)...........           3         (7)         (4)        (13)         (3)        (16)
                                                  ------      -----       -----      ------      ------      ------

   Total interest-earning assets............        $271         $68        $339       $305        $ 50        $355
                                                    ====         ===        ====       ====        ====        ====

Interest-bearing liabilities:
 Savings deposits...........................      $  (3)       $ (1)       $ (4)      $  (4)      $   3          (1)
 Money market accounts......................           1         ---           1         (5)         (5)        (10)
 Certificate accounts.......................         122         (7)         115          8         185         193
 Borrowings.................................         189           1         190         44         (22)         22
                                                   -----      ------        ----      -----      ------       -----

   Total interest-bearing liabilities.......        $309        $(7)        $302       $ 43        $161        $204
                                                    ====        ===         ====       ====        ====        ====

Net interest income (loss)..................                                 $37                               $151
                                                                             ===                               ====

(1) Includes certificates of deposit, demand accounts and FHLB stock.

         Interest Rate Spread. The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the dates indicated. Weighted average balances are based on month-end balances.


                                                                                   At June 30,
                                                                        ---------------------------------
                                                                         1997          1996         1995
                                                                        ------        ------       ------

Weighted average yield on:
 Loans receivable, net........................................           8.95%         8.71%        8.51%
 Mortgage-backed securities...................................           6.62          6.90         6.73
 Investment securities........................................           6.13          6.13         6.74
 Other interest-earning assets(1).............................           5.57          5.46         6.11
   Combined weighted average yield on interest-earning
     assets...................................................           8.05          8.04         7.72

Weighted average rate paid on:
 Savings deposits.............................................           3.70          3.63         3.39
 Money market investment accounts.............................           3.86          3.87         3.94
 NOW accounts.................................................           2.95          3.01        ---
 Certificate accounts.........................................           5.40          5.22         5.26
 Borrowings...................................................           5.75          5.66         6.26
   Combined weighted average rate paid on interest-
     bearing liabilities......................................           5.28          5.23         5.23

Spread........................................................           2.77          2.81         2.49

(1) Includes certificates of deposit, interest-bearing demand accounts and FHLB stock.


Asset/Liability Management

         In an attempt to manage its exposure to changes in interest rates, management closely monitors the Company's interest rate risk. Management has an asset/liability committee consisting of the President, the Chief Financial Officer and two Directors of the Company which meets quarterly and reviews the Company's interest rate risk position and makes recommendations for adjusting such position. In addition, the Board reviews on a quarterly basis the Company's asset/liability position, including simulations of the effect on the Company's capital and income of various interest rate scenarios.

         Key components of a successful asset/liability management strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuating interest rates and maintaining asset quality. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic rate adjustments based on market conditions and the origination for sale in the secondary market of fixed-rate loans. Accordingly, since the mid 1980s, the Company has emphasized the origination of adjustable-rate mortgage ("ARM") loans for retention in its portfolio. It has also been the Company's strategy to supplement mortgage loan originations with the origination of consumer loans. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds. In addition, the Company has supplemented its ARM lending portfolio with adjustable-rate mortgage-backed securities. The Company also has a $2.7 million investment in a real estate mortgage investment conduit ("REMIC") which consists primarily of a pool of conventional, fixed-rate, fully amortizing one- to four-family residential mortgage loans. The REMIC is not insured or guaranteed by any governmental agency, however, it has several forms of credit enhancement designed to enhance the likelihood of regular receipt of the scheduled amounts due and to provide limited protection against losses.

         The success of the Company's strategies depend to a large measure on the extent to which it experiences market competition for deposits and loans; efforts by borrowers to prepay indebtedness prior to maturity; and preferences by depositors for certain types or maturities of deposits. The Company endeavors to create convenient, market-sensitive banking services to attract long-term depositors that are less sensitive to changes in interest rates. By maintaining a strong base of relationship-oriented customers, the Company believes its cost of funds are more stable than if it were to focus on aggressive, rate-oriented gathering outside its market area.

         In 1994, the Office of Thrift Supervision ("OTS") issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions ("NPV"). Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Under this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between
(a) the institution's actual calculated exposure to 200 basis point (100 basis points equal 1.0%) interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Based on the June 30, 1997 interest rate risk exposure report, the Company was within the "normal" level of interest rate risk as defined by the OTS.

         Presented below, as of June 30, 1997, is an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.


                                                           At June 30, 1997                      At June 30, 1996
     Change in            Board Limit                     ------------------                    ------------------
   Interest Rate          % Change
   -------------          --------
                                                     $ Change            % Change          $ Change            % Change
                                                     --------            --------          --------            --------
(Base Points)                                                       (Dollars in Thousands)

     300bp                  50.00                      $43.5               13.52             $71.1               31.73%
     200                    25.00                       29.1                9.04              47.8               21.36
     100                    10.00                       14.7                4.57              24.5               10.95
       0                     ---                         ---                 ---               ---                 ---
    -100                   (10.00)                     (15.2)              (4.75)            (25.5)             (11.37)
    -200                   (25.00)                     (33.5)             (10.45)             (8.8)              (3.95)
    -300                   (50.00)                     (48.5)             (15.11)              4.9                2.19


         Management reviews the NPV measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.

         As  with  any  method  of  measuring   interest   rate  risk,   certain
shortcomings are inherent in the method of analysis used to calculate an institution's NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

         Liquidity management is both a short- and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon managements assessment of (i) expected loan demand (ii) projected purchases of investment and mortgage-backed securities (iii) expected deposits flows (iv) yields available on interest-bearing deposits, and (v) the liquidity of its asset/liability management strategy. Excess liquidity is generally invested in interest-earning short-term deposits and other short-term municipal obligations. If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Dallas under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 170% of the outstanding balance as collateral to secure the amounts borrowed. This borrowing arrangement is limited to a maximum of 50% of the Company's total assets when secured by mortgage loans. At June 30, 1997, the Company had approximately $8.6 million in borrowings outstanding from the FHLB of Dallas, which represented 20.3% of total assets which were secured by investment securities and not subject to the 50% limitation.

         The Company's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on the Company's operating, financing and investing activities. At June 30, 1997, 1996 and 1995, cash and cash equivalents totaled $1,897,000, $981,000 and $780,000, respectively.

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, is based upon a percentage of deposits and short-term borrowings. The required ratio at June 30, 1997 was 5.0%. The Company's liquidity ratios have consistently been maintained at levels in excess of regulatory requirements and at June 30, 1997, 1996 and 1995 were 7.22, 6.34% and 7.01%, respectively.

         At June 30, 1997, the Company had outstanding commitments to originate loans of approximately $60,600, all of which were at fixed rates and were originated pursuant to commitments to sell in the secondary market. These loans will be secured by properties in the Company's market area. The Company also had $920,000 in undisbursed amounts for construction loans at that date. The Company anticipates that it will have sufficient funds available to meet its current commitments, principally through the use of current liquid assets.

         Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled approximately $21.1 million or 79.7% of the Company's total certificates of deposit, reflecting consumer preference for short-term investments as a result of the current low interest rate environment. Based on the level of retention of such deposits in the recent past, management believes that a significant portion of the deposits will remain with the Bank.

         At June 30, 1997, the Bank exceeded all of its capital requirements on a fully phased-in-basis. See also Note 17 to the Notes to Consolidated Financial Statements.

Impact of New Accounting Standards

         In December 1991, Financial Accounting Standards Board ("FASB") issued SFAS No. 107, Disclosure About Fair Value of Financial Instruments ("SFAS 107"). Adoption of SFAS 107 was required for fiscal years ending after December 15, 1992 except for entities with less than $150 million in total assets. For those entities, the effective date was for fiscal years ending after December 15, 1995. Adoption of SFAS 107 requires the Company to disclose additional information about the fair value of financial instruments, both on- and off-balance sheet. SFAS 107 does not change the requirements for recognition, measurement or classification of financial instruments in the Company's financial statements. The Company implemented SFAS 107 in 1996, see Note 20 of the Notes to Consolidated Financial Statements.

         In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"), an amendment to FASB Statement No. 65. SFAS No. 122 requires that a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing rights based on its fair value relative to the loan as a whole. This statement eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. Management believes that this standard will have an impact on the Company's operating results and financial condition in the future.

         In October, 1995, the FASB issued FAS 123, "Accounting for Stock Based Compensation," which encourages - but does not require - entities to use a "fair value based method" to account for stock-based compensation plans. If a fair value accounting method is not adopted, entities must disclose the pro-forma effect on net income and on earnings per share as if such method had been adopted. The fair value of a stock option is to be estimated using an option-pricing model, such as Black-Scholes, that considers the following: (a) the exercise price; (b) the expected life of the option; (c) the current trading price of the stock; (d) the expected price volatility of the stock; (e) expected dividends on the stock, and; (f) the risk-free interest rate. Once estimated based on the above factors, the fair value of an option is not changed for subsequent developments. The options issued by the Company in fiscal 1996 will be subject to FAS 123. The required disclosures ar immaterial with respect to Gilmer Financial Services, Inc. since only a limited number have been granted.

                         GILMER FINANCIAL SERVICES, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             TOGETHER WITH REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             JUNE 30, 1997 AND 1996

                         GILMER FINANCIAL SERVICES, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS


                                      INDEX




 Page(s)


Independent Auditors' Report .......................................... F-2

Financial Statements

   Consolidated Statements of Financial Condition
     (June 30, 1997 and 1996) ......................................... F-3

   Consolidated Statements of Operations
     (Years ended June 30, 1997, 1996 and 1995) ....................... F-4

   Consolidated Statements of Stockholders' Equity
     (Years ended June 30, 1997, 1996 and 1995) ....................... F-5

   Consolidated Statements of Cash Flows
     (Years ended June 30, 1997, 1996 and 1995) ....................... F-6

Notes to Consolidated Financial
  Statements .................................................. F-7 to F-19

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Gilmer Financial Services, Inc.
Gilmer, Texas

We have audited the accompanying consolidated statements of financial condition of Gilmer Financial Services, Inc., and subsidiaries, as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilmer Financial Services, Inc., and subsidiaries, as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.



                                                     /s/ HENRY & PETERS, P. C.


                                                     HENRY & PETERS, P. C.




Tyler, Texas
September 10, 1997

                         GILMER FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             JUNE 30, 1997 AND 1996


                                                                                1997              1996
                                                                           -------------     -------------
                                                      ASSETS
ASSETS
   Cash on hand and in banks                                               $     532,292     $     346,721
   Interest-bearing deposits                                                   1,364,605           634,423
   Investment securities:
     Available-for-sale                                                                -                 -
     Held-to-maturity                                                            316,066           327,670
   Mortgage-backed securities:
     Available-for-sale                                                        4,841,083         4,985,363
     Held-to-maturity                                                         10,218,465        11,219,452
   Loans receivable, net                                                      23,407,057        20,436,502
   Accrued interest receivable                                                   348,643           317,451
   Real estate acquired in settlement of loans, net                               98,690                 -
   Federal Home Loan Bank stock, at cost                                         495,100           467,200
   Office properties and equipment, at cost                                      247,604           215,514
   Federal income taxes                                                           54,154                 -
   Prepaid expenses and other assets                                             246,870           137,904
                                                                           -------------     -------------
           Total assets                                                      $42,170,629       $39,088,200
                                                                             ===========       ===========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Deposits                                                                  $29,106,164       $25,476,872
   Accrued interest payable                                                        7,452             8,699
   Advances by borrowers for taxes and insurance                                 487,714           540,807
   Accounts payable and accrued expenses                                         215,897            77,959
   Federal income taxes                                                                -           124,458
   Advances from Federal Home Loan Bank                                        8,550,000         8,930,000
                                                                           -------------     -------------
           Total liabilities                                                  38,367,227        35,158,795

STOCKHOLDERS' EQUITY
   Preferred stock; $.01 par value; 2,000,000 shares
     authorized; none issued                                                           -                 -
   Common stock; $.01 par value; 2,000,000 shares authorized;
     195,755 and 200,058 shares issued                                             1,958             2,001
   Additional paid-in capital                                                  1,624,968         1,679,014
   Retained earnings                                                           2,466,014         2,442,626
   Less: Shares acquired by Employee Stock Ownership Plan                       (117,450)         (133,110)
         Shares acquired by Recognition and Retention Plan                       (41,900)          (36,934)
         Treasury Stock (4,497 shares, at cost)                                  (56,527)                -
   Net unrealized loss on decline in market
     value of securities available-for-sale                                      (73,661)          (24,192)
                                                                           -------------     -------------
           Total stockholders' equity                                          3,803,402         3,929,405
                                                                           -------------     -------------
              Total liabilities and stockholders' equity                     $42,170,629       $39,088,200
                                                                             ===========       ===========

See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1997, 1996 AND 1995


                                                                 1997             1996              1995
                                                                 ----             ----              ----
INTEREST INCOME
   Loans                                                    $ 2,015,242      $ 1,713,261       $ 1,437,387
   Investment securities                                         22,132           14,874             9,894
   Mortgage-backed securities                                   934,873          900,603           811,382
   Other interest-earning assets                                 74,857           79,079            94,489
                                                           ------------      -----------       -----------
     Total interest income                                    3,047,104        2,707,817         2,353,152

INTEREST EXPENSE
   Deposits                                                   1,407,372        1,295,953         1,113,817
   Interest on FHLB advances                                    520,164          330,138           307,730
                                                           ------------     ------------      ------------
     Total interest expense                                   1,927,536        1,626,091         1,421,547
                                                            -----------      -----------       -----------

     Net interest income                                      1,119,568        1,081,726           931,605

   Provision for loan losses                                    129,429           37,643             6,750
                                                           ------------    -------------     -------------
     Net interest income after provision for loan losses        990,139        1,044,083           924,855

NONINTEREST INCOME
   Gain on sale of interest-bearing assets                            -           11,749             8,937
   Loan origination and commitment fees                          54,371           46,041            31,404
   Loan servicing fees                                           70,762           63,847            42,996
   Loss from real estate operation                                  (64)          (3,260)              (41)
   Other income                                                  80,567           53,655            17,049
                                                          -------------    -------------      ------------
     Total noninterest income                                   205,636          172,032           100,345

NONINTEREST EXPENSE
   Compensation and benefits                                    536,312          429,907           351,660
   Occupancy and equipment                                       57,709           40,974            37,569
   Federal insurance premiums                                    25,013           61,251            59,163
   Loss (gain) on sale of foreclosed real estate                      -          (17,037)           21,170
   SAIF special assessment                                      164,429                -                 -
   Other expense                                                360,965          302,235           234,976
                                                           ------------     ------------      ------------
     Total noninterest expense                                1,144,428          817,330           704,538
                                                            -----------     ------------      ------------

     Income before taxes                                         51,347          398,785           320,662

INCOME TAX EXPENSE                                               27,959          138,444           110,576
                                                           ------------     ------------      ------------

     Net income                                            $     23,388      $   260,341       $   210,086
                                                           ============      ===========       ===========

     Earnings per share (Note 1)                           $        .12      $      1.31       $       .29
                                                           ============      ===========       ===========

See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                                                                       Unvested      Unvested
                                                        Additional                      Shares        Shares
                                           Common         Paid-in       Retained       Held by        Held by        Treasury
                                            Stock         Capital       Earnings         ESOP           RRP            Stock
                                            -----         -------       --------         ----          -----           -----
Balances, June 30, 1994                 $      --      $      --      $ 1,972,199     $    --        $    --       $     --
   Issuance of shares of
     common stock, February, 1995             1,958      1,636,027           --        (156,600)          --             --
   Net income                                  --             --          210,086          --             --             --
   Net unrealized gain on
     securities available-for-sale             --             --             --            --             --             --
   Principal reductions in
     ESOP note payable                         --             --             --           7,830           --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------
Balances, June 30, 1995                       1,958      1,636,027      2,182,285      (148,770)          --             --
   Net income                                  --             --          260,341          --             --             --
   Net unrealized loss on
     securities available-for-sale             --             --             --            --             --             --
   Shares acquired by RRP                        43         42,987           --            --          (43,030)          --
   Accrual of RRP plan awards                  --             --             --            --            6,096           --
   Principal reductions in
     ESOP note payable                         --             --             --          15,660           --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------
Balances, June 30, 1996                       2,001      1,679,014      2,442,626      (133,110)       (36,934)          --
   Net income                                  --             --           23,388          --             --             --
   Net unrealized loss on
     securities available-for-sale             --             --             --            --             --             --
   Purchase of 10,000 Treasury shares          --             --             --            --             --         (125,700)
   Retirement of 4,303 shares used
     for RRP Plan                               (43)       (54,046)          --            --             --           54,089
   Transfer of 1,200 Treasury shares
     to RRP Plan                               --             --             --            --          (15,084)        15,084
   Accrual of RRP Plan awards                  --             --             --            --           10,118           --
   Principal reductions in
     ESOP note payable                         --             --             --          15,660           --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------
Balances, June 30, 1997                 $     1,958    $ 1,624,968    $ 2,466,014   $  (117,450)   $   (41,900)   $   (56,527)
                                        ===========    ===========    ===========    ===========    ===========    ===========


                                            Unrealized
                                             Loss on
                                            Securities       Total
                                            Available-   Stockholders'
                                             for-Sale       Equity
                                             --------       ------
Balances, June 30, 1994                    $     --      $ 1,972,199
   Issuance of shares of
     common stock, February, 1995                --        1,481,385
   Net income                                    --          210,086
   Net unrealized gain on
     securities available-for-sale             (6,717)        (6,717)
   Principal reductions in
     ESOP note payable                           --            7,830
                                           -----------   -----------
Balances, June 30, 1995                        (6,717)     3,664,783
   Net income                                    --          260,341
   Net unrealized loss on
     securities available-for-sale            (17,475)       (17,475)
   Shares acquired by RRP                        --             --
   Accrual of RRP plan awards                    --            6,096
   Principal reductions in
     ESOP note payable                           --           15,660
                                           -----------   -----------
Balances, June 30, 1996                       (24,192)     3,929,405
   Net income                                    --           23,388
   Net unrealized loss on
     securities available-for-sale            (49,469)       (49,469)
   Purchase of 10,000 Treasury shares            --         (125,700)
   Retirement of 4,303 shares used
     for RRP Plan                                --             --
   Transfer of 1,200 Treasury shares
     to RRP Plan                                 --             --
   Accrual of RRP Plan awards                    --           10,118
   Principal reductions in
     ESOP note payable                           --           15,660
                                           -----------   -----------
Balances, June 30, 1997                   $   (73,661)   $ 3,803,402
                                           ===========   ===========




See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                                                          1997             1996              1995
                                                                    ------------      -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                       $     23,388      $   260,341       $   210,086
   Adjustments to reconcile net income
     to net cash provided by operating activities:
       Depreciation                                                       24,420           24,420            24,420
       Net loss (gain) on sale of real estate owned                            -          (17,037)           21,170
       Provision for losses on loans and other real estate               129,429           36,643             6,750
       Gain on sale of interest-bearing assets                                 -          (11,749)           (8,937)
       Contribution to ESOP Plan                                          15,660           15,660             7,830
       Accrual of RRP Awards                                              10,118            6,096                 -
       Change in assets and liabilities:
         Increase in accrued interest receivable                         (31,192)         (65,764)          (42,687)
         (Increase) decrease in prepaid expenses and other assets       (108,966)         (62,876)            6,458
         (Decrease) increase in advances for taxes and insurance         (53,093)        (113,202)           48,064
         (Decrease) increase in accrued interest payable                  (1,247)           1,348            (3,036)
         (Decrease) increase in federal income taxes                    (178,612)          98,610           (11,199)
         Increase (decrease) in deferred loan fees                        11,783             (453)           (2,060)
         Increase (decrease) in accounts payable and
           accrued expenses                                              137,938           (2,705)          (67,302)
                                                                    ------------    -------------      ------------
              Net cash provided by operating activities                  (20,374)         169,332           189,557

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of investment securities                                 -          225,711           100,000
   Purchase of investment securities                                           -         (300,687)         (100,000)
   Capital expenditures                                                  (56,510)         (59,097)          (10,957)
   Purchase of FHLB stock                                                (27,900)        (155,600)          (67,300)
   Proceeds from sales of mortgage loans                               1,090,992        3,194,000         1,545,370
   Loans originated, net                                              (4,301,449)      (5,431,279)       (3,374,828)
   Proceeds from sale of real estate owned                                     -            9,623            58,830
   Purchase of mortgage-backed certificates                                    -       (1,188,989)                -
   Purchase of securities held-for-sale                                        -       (4,286,412)       (1,744,211)
   Proceeds from sale of mortgage-backed certificates                          -          841,907         1,760,838
   Principal paydown on mortgage-backed certificates                   1,107,402        1,086,186         1,414,046
                                                                     -----------      -----------       -----------
              Net cash used in investing activities                   (2,187,465)      (6,064,637)         (418,212)

CASH FLOWS FROM FINANCING ACTIVITIES
   Increase (decrease) in deposits                                     3,629,292           (9,617)          562,615
   Net (decrease) increase in advances from FHLB                        (380,000)       6,106,486        (1,975,072)
   Purchase of Treasury stock                                           (125,700)               -                 -
   Proceeds from sale of common stock, net                                     -                -         1,481,385
                                                                     -----------      -----------     -------------
              Net cash provided by financing activities                3,123,592        6,096,869            68,928
                                                                     -----------      -----------     -------------
              Net increase (decrease) in cash and
                cash equivalents                                         915,753          201,564          (159,727)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             981,144          779,580           939,307
                                                                     -----------      -----------     -------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                $1,896,897      $   981,144       $   779,580
                                                                      ==========      ===========       ===========

See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   PRINCIPLES OF CONSOLIDATION
   The accompanying consolidated financial statements include the accounts of Gilmer Financial Services, Inc. (Company), and its wholly-owned subsidiary, Gilmer Savings Bank, FSB (Bank), and its wholly-owned subsidiary, Gilstar Service Corporation, (Gilstar). Gilstar was activated in September, 1996, to market mutual funds to existing retail customers interested in regular investments, IRA's and other qualified retirement plans. Gilstar had no significant assets or liabilities at June 30, 1997, and its operations were deminimus for the year then ended. All significant intercompany transactions and balances are eliminated in consolidation. Financial information for periods prior to February 9, 1995, represents that of the Bank as predecessor entity (see Note 18 regarding conversion to stock company and formation of holding company).

   INVESTMENTS AND MORTGAGE-BACKED SECURITIES The Company accounts for and classifies debt and equity securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as follows:

      HELD-TO-MATURITY Debt and equity securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

      AVAILABLE-FOR-SALE Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at market value. Market value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of retained earnings until realized.

      TRADING SECURITIES Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at market value, with unrealized gains and losses included in earnings.

   OFFICE PROPERTIES AND EQUIPMENT
   Office properties and equipment are presented at cost, less accumulated depreciation. Depreciation is generally computed using straight-line and accelerated methods over the estimated useful life of the assets.

   FEDERAL INCOME TAXES
   The provision for Federal income taxes is calculated on pre-tax accounting income after giving effect to the bad debt deduction allowed by the Internal Revenue Code. Deferred Federal income taxes have been provided on items treated differently for financial accounting and Federal income tax purposes using the assets and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109.

   Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
   REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS
   Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less the estimated costs to sell, whichever is less, at the date acquired. Adjustments are made to reflect declines, if any, in net realizable values below the recorded amount. Costs directly related to the development or improvement of real estate acquired in settlement of loans are capitalized. Costs of holding real estate acquired in settlement of loans, principally taxes, are expensed. Gain on sale of real estate acquired in settlement of loans is currently recognized to the extent allowed by generally accepted accounting principles.

   LOANS RECEIVABLE
   Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

   Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status. Currently, the allowance for loan losses is formally reevaluated on a quarterly basis.

   LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS
   Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loans, adjusted for estimated prepayments which have been adjusted to the Company's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment yield.

   EARNINGS PER SHARE
   Earnings per share have been computed since the beginning of the first quarter, April 1, 1995, following the date of conversion to a stock company (see Note 15). Earnings per share for the year ended June 30, 1995, have been computed by dividing the net income of the Company since April 1, 1995, of $57,530, by the weighted average of shares outstanding of 195,755.

   CASH FLOWS
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                                                      June 30,
                                         1997           1996           1995
                                     -----------    -----------    -----------
   Cash paid during the year for:
     Interest                         $1,928,783     $1,624,743     $1,424,583
                                      ==========     ==========     ==========
     Income taxes                    $   160,081    $    59,833    $   117,200
                                     ===========    ===========    ===========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
   CASH FLOWS - CONTINUED
   During the years ended June 30, 1997, 1996, and 1995, the Company transferred
   from  loans  to  real  estate  acquired  through  foreclosure   approximately
   $162,000, $21,000, and $17,000, respectively.

   SAIF SPECIAL ASSESSMENT
   Gilmer Savings is a member of SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums. Legislation to recapitalize the SAIF was enacted in September of 1996. The legislation provided for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF.

NOTE 2 - INVESTMENT SECURITIES
   The amortized cost and estimated market values of investments in debt securities are as follows:

                                                                   Held-to-maturity
                                                                    June 30, 1997
                                           ---------------------------------------------------------------
                                                                                                 Estimated
                                            Amortized        Unrealized     Unrealized             Market
                                              Cost              Gains         Losses               Value
                                              ----              -----         ------               -----
   American Housing                        $   15,828       $       553   $            -        $   16,381
   FHLB Series                                300,238             1,244                -           301,482
                                           ----------       -----------   --------------        ----------
                                           $  316,066       $     1,797   $            -        $  317,863
                                           ==========       ===========   ==============        ==========

                                                                  Held-to-maturity
                                                                   June 30, 1996
                                           ---------------------------------------------------------------
                                                                                                 Estimated
                                             Amortized      Unrealized       Unrealized            Market
                                               Cost            Gains           Losses              Value
                                               ----            -----           ------              -----
   American Housing                        $   27,022      $          -    $         270        $   26,752
   FHLB Series                                300,648               189                -           300,837
                                           ----------      ------------    -------------        ----------
                                           $  327,670      $        189    $         270        $  327,589
                                           ==========      ============    =============        ==========

   The scheduled maturities of investment securities available-for-sale and investment securities held-to-maturity at June 30, 1997, were as follows:

                                                Available-for-sale                   Held-to-maturity
                                                   securities                           securities
                                         ------------------------------       ----------------------------
                                                             Estimated                           Estimated
                                           Amortized           Market           Amortized          Market
                                             Cost              Value              Cost             Value
                                             ----              -----              ----             -----
   Due in one year or less               $          -      $          -       $  300,238        $  301,482
   Due from one to five years                       -                 -                -                 -
   Due from five to ten years                       -                 -                -                 -
   Due from ten to twenty years                     -                 -           15,828            16,381
                                         ------------      ------------      -----------       -----------
                                         $          -      $          -       $  316,066        $  317,863
                                         ============      ============       ==========        ==========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 3 - MORTGAGE-BACKED AND RELATED SECURITIES
   The amortized cost and estimated market values of mortgage-backed and related securities are summarized as follows:

                                                                  Available-for-sale
                                                                    June 30, 1997
                                          ----------------------------------------------------------------
                                                                                                 Estimated
                                            Amortized       Unrealized         Unrealized          Market
                                               Cost            Gains             Losses            Value
                                               ----            -----             ------            -----
   GNMA certificates                      $    78,249      $      1,367        $       -        $   79,616
   FNMA certificates                        4,874,442                 -          112,975         4,761,467
                                          -----------      ------------        ---------        ----------
                                           $4,952,691      $      1,367        $ 112,975        $4,841,083
                                          ===========      ============        =========        ==========


                                                                  Held-to-maturity
                                                                    June 30, 1997
                                         -----------------------------------------------------------------
                                                                                                Estimated
                                            Amortized         Unrealized      Unrealized          Market
                                              Cost              Gains           Losses            Value
                                              ----              -----           ------            -----
   GNMA certificates                     $  3,494,172        $    8,191       $   57,413       $ 3,444,950
   FNMA certificates                        2,572,469               782           91,468         2,481,783
   FHLMC certificates                       1,447,403             1,430           32,468         1,416,365
   General Electric Capital Mortgage        2,704,421                 -           26,763         2,677,658
                                         ------------        ----------       ----------       -----------
                                          $10,218,465        $   10,403       $  208,112       $10,020,756
                                         ============        ==========       ==========       ===========

                                                                 Available-for-sale
                                                                   June 30, 1996
                                         -----------------------------------------------------------------
                                                                                                Estimated
                                            Amortized      Unrealized         Unrealized          Market
                                              Cost            Gains             Losses            Value
                                              ----            -----             ------            -----
   GNMA certificates                     $     87,196     $           -       $      258      $     86,938
   FNMA certificates                        4,934,816                 -           36,391         4,898,425
                                         ------------     -------------       ----------      ------------
                                         $  5,022,012     $           -       $   36,649      $  4,985,363
                                         ============     =============       ==========      ============

                                                                   Held-to-maturity
                                                                    June 30, 1996
                                         -----------------------------------------------------------------
                                                                                                 Estimated
                                            Amortized        Unrealized       Unrealized           Market
                                              Cost             Gains            Losses             Value
                                              ----             -----            ------             -----
   GNMA certificates                     $  4,020,652       $     1,090       $  128,386       $ 3,893,356
   FNMA certificates                        2,752,589             8,097          158,516         2,602,170
   FHLMC certificates                       1,734,776             1,024           19,956         1,715,844
   General Electric Capital Mortgage        2,711,435                 -           55,048         2,656,387
                                         ------------       -----------       ----------       -----------
                                         $ 11,219,452       $    10,211       $  361,906       $10,867,757
                                         ============       ===========       ==========       ===========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 3 - MORTGAGE-BACKED AND RELATED SECURITIES - CONTINUED
   The scheduled maturities of mortgage-backed securities available-for-sale, and mortgage-backed securities held-to-maturity at June 30, 1997, were as follows:

                                                Available-for-sale                 Held-to-maturity
                                                    securities                         securities
                                         ------------------------------      -----------------------------
                                                             Estimated                          Estimated
                                            Amortized          Market          Amortized          Market
                                              Cost             Value             Cost             Value
                                              ----             -----             ----             -----
   Due in one year or less               $          -      $          -      $         -       $         -
   Due from one to five years                       -                 -           79,973            78,940
   Due from five to ten years                       -                 -        2,704,421         2,677,657
   Due from ten to twenty years               190,103           184,545          807,790           790,002
   Due in over twenty years                 4,762,588         4,656,538        6,626,281         6,474,157
                                         ------------      ------------     ------------      ------------
                                         $  4,952,691      $  4,841,083      $10,218,465       $10,020,756
                                         ============      ============      ===========       ===========

NOTE 4 - LOANS RECEIVABLE
   Loans receivable at June 30, consisted of the following:
                                                  1997              1996
                                             -------------    --------------
   MORTGAGE LOANS
     Single-family residential                 $12,359,562       $10,694,740
     Multi-family residential                      282,381           121,834
     Commercial                                  2,682,953         2,934,060
     Construction                                1,306,261           526,365
                                             -------------     -------------
                                                16,631,157        14,276,999
   NON-MORTGAGE LOANS
     Secured by deposits                           423,132           423,720
     Home improvement                            1,010,465           945,224
     Commercial business                         1,859,962         1,491,816
     Other - consumer                            5,386,474         4,315,208
                                             -------------     -------------
                                                 8,680,033         7,175,968
       Total loans                              25,311,190        21,452,967

   Less:
     Loans in process                              999,248           362,454
     Deferred fees and discounts                   595,677           439,287
     Allowance for losses                          309,208           214,724
                                             -------------     -------------
       Total loans receivable, net             $23,407,057       $20,436,502
                                               ===========       ===========

   Single-family residential loans include $674,034 and $904,221 at June 30, 1997, and 1996, respectively, of guaranteed participation certificates from the Federal Home Loan Mortgage Corporation.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 4 - LOANS RECEIVABLE - CONTINUED
   An analysis of the activity in the allowance for loan losses follows:

                                                                                June 30,
                                                              ---------------------------------------------
                                                                 1997             1996              1995
                                                              ----------       ----------        ----------
   Balance, beginning of year                                  $214,724         $203,959          $215,426
     Provision for losses                                       129,429           37,643             6,750
     Charge-offs                                                (34,945)         (26,878)          (18,217)
                                                               --------         --------          --------
   Balance, end of year                                        $309,208         $214,724          $203,959
                                                               ========         ========          ========

   Loans receivable from officers, directors, and employees aggregated $822,724 and $628,223, at June 30, 1997 and 1996, respectively.

   Nonaccrual loans for which interest has been reduced totaled approximately $595,000 and $352,000, at June 30, 1997 and 1996, respectively. Interest income that would have been reported under the original terms of such loans was approximately $10,000 and $15,000, for the years ended June 30, 1997 and 1996, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

   Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans is summarized as follows:

                                                                              June 30,
                                                            ----------------------------------------------
                                                                1997            1996              1995
                                                            -----------      -----------      ------------
   Mortgage loans underlying FHLMC
     pass-through securities                                $10,607,168      $10,259,988      $  8,590,664
                                                            ===========      ===========      ============

   The Company at June 30, 1997, had mortgage loan commitments outstanding substantially all of which had rates to be determined at closing.

         Variable-rate                               $       -
         Fixed-rate (8.125%)                            60,600
                                                    ----------
                                                     $  60,600

NOTE 5 - REAL ESTATE OWNED
   An analysis of the activity in the allowance for losses on real estate acquired in settlement of loans follows:

                                                                              June 30,
                                                          -------------------------------------------------
                                                               1997             1996              1995
                                                            ----------       ----------        ----------
   Balance, beginning of year                             $           -    $           -     $     101,940
     Provision for losses                                             -                -                 -
     Net charge-offs, sales                                           -                -          (101,940)
                                                          -------------    -------------     -------------
   Balance, end of year                                   $           -    $           -     $           -
                                                          =============    =============     =============

NOTE 6 - ACCRUED INTEREST RECEIVABLE
   Accrued interest receivable at June 30, is summarized as follows:
                                                    1997              1996
                                                 ---------         ---------
         Investment securities                   $  21,179         $   7,236
         Mortgage-backed securities                 75,758           105,523
         Loans receivable                          287,706           204,692
                                                 ---------         ---------
                                                 $ 384,643         $ 317,451
                                                 =========         =========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED


NOTE 7 - OFFICE PROPERTIES AND EQUIPMENT
   Office properties and equipment at June 30, are summarized by major classification as follows:
                                                  1997              1996
                                               ---------          --------
         Land                                  $  80,842          $ 80,842
         Buildings                               185,958           185,958
         Furniture, equipment, and autos         319,205           262,695
                                               ---------          --------
           Total                                 586,005           529,495
         Accumulated depreciation                338,401           313,981
                                               ---------          --------
           Total net                           $ 247,604          $215,514
                                               =========          ========

   Depreciation expense for the years ended June 30, 1997, 1996, and 1995 was $24,420, $24,420, and $24,420, respectively.

NOTE 8 - FEDERAL INCOME TAX
   The Company files a consolidated income tax return with the Bank. Federal income tax (receivable) payable shown in the accompanying statements of financial condition at June 30, consists of the following:

                                        1997              1996
                                    ----------          --------
         Current income tax         $  (10,790)         $138,332
         Deferred income tax           (43,364)          (13,874)
                                    ----------          --------
                                    $  (54,154)         $124,458

   Federal income tax expense shown in the accompanying statements of income consisted of the following:

                                            June 30,
                          --------------------------------------------
                             1997             1996              1995
                          ---------         --------          --------
         Current          $  31,806         $137,589          $109,876
         Deferred            (3,847)             855               700
                          ---------         --------          --------
                          $  27,959         $138,444          $110,576
                          =========         ========          ========

   Deferred tax expense results from timing differences principally relating to the recognition of loan fees for tax and financial reporting purposes.

   A reconciliation of tax computed at the statutory Federal corporate income tax rate to the actual provision for income tax expense is as follows:

                                                                 1997             1996              1995
                                                              ---------         --------          --------
         Computed "Expected" income tax                       $  17,458         $135,587          $109,025
           Adjustments:
              Losses on foreclosed real estate                        -                -             7,198
              Bad debt deduction                                 25,069              761            (5,647)
              Other, net                                        (14,568)           2,096                 -
                                                              ---------         --------          --------

                Total                                         $  27,959         $138,444          $110,576
                                                              =========         ========          ========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 8 - FEDERAL INCOME TAX - CONTINUED
   The Company is allowed a special bad debt deduction, limited after December 31, 1986, to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for Federal income tax purposes are later used for purposes other than for bad debt losses, they will be subject to Federal income tax at the then current corporate rate. Retained earnings for the years ended June 30, 1997 and 1996, included $477,000 and $552,000, respectively, for which Federal income tax has not been provided.

NOTE 9 - DEPOSITS
   Deposits at June 30, are summarized as follows:

                                                         1997                                1996
                                          -----------------------------      -----------------------------
                                             Amount             Percent         Amount             Percent
                                             ------             -------         ------             -------
     Passbook savings                     $ 1,007,247              3.46      $   969,836              3.81
     Money market accounts                    785,970              2.70        1,156,647              4.54
     Checking accounts                        803,468              2.76          281,717              1.10
                                         ------------           -------      -----------           -------
                                            2,596,685              8.92        2,408,200              9.45
     Certificates of deposit:
       2% to  3.99%                           734,850              2.53          815,180              3.20
       4% to  5.99%                        15,779,222             54.21       17,479,957             68.61
       6% to  7.99%                         9,903,895             34.03        4,689,275             18.41
       8% to  9.99%                            91,512               .31           84,260               .33
                                         ------------           -------      -----------           -------
                                           26,509,479             91.08       23,068,672             90.55
                                         ------------           -------      -----------           -------
                                          $29,106,164            100.00      $25,476,872            100.00
                                         ============           =======      ===========           =======

   Scheduled maturities of certificates of deposit at June 30, are as follows:

                                              1998             1999      2000 and thereafter
                                          -----------      ------------  -------------------
       2% to  3.99%                       $   427,153      $     54,063     $    253,634
       4% to  5.99%                        14,140,669         1,027,969          610,584
       6% to  7.99%                         8,445,392         1,145,342          313,161
       8% to  9.99%                             7,608                 -           83,904
                                          -----------      ------------     ------------
                                          $23,020,822      $  2,227,374     $  1,261,283
                                          ===========      ============     ============

   The  aggregate  amount of  short-term  jumbo  certificates  of deposit with a
   minimum   denomination  of  $100,000,   was   approximately   $5,249,000  and
   $2,600,000, at June 30, 1997 and 1996, respectively.

NOTE 9 - DEPOSITS - CONTINUED
   Interest expense on deposits is summarized as follows:
                                                    June 30,
                                  ----------------------------------------------
                                     1997             1996              1995
                                  ----------       ----------        ----------
     Money market                 $   34,096       $   35,936        $   48,386
     Passbook savings                 31,220           34,746            35,908
     Certificates of deposit       1,280,861        1,223,427         1,029,523
     NOW accounts                      5,151            1,844                 -
                                  ----------       ----------        -----------
                                  $1,351,328       $1,295,953        $1,113,817
                                  ==========       ==========        ==========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK
   The advances from the Federal Home Loan Bank at June 30, consisted of the following:

                                     Interest
         Due Dates                     Rate            1997              1996
     -------------------             --------       ----------        ----------
     July 2, 1996                      5.41%        $        -        $6,280,000
     July 11, 1997                     5.53%         5,900,000                 -
     January 25, 1998                  6.25%         2,650,000         2,650,000
                                                    ----------        ----------
                                                    $8,550,000        $8,930,000

   The Bank has pledged its portfolio of first mortgage loans as well as mortgage-backed securities with a book value of $7,957,594 and $7,914,453, at June 30, 1997 and 1996, respectively, as collateral on advances from the FHLB.

   The maximum amount of FHLB advances outstanding at any month end during 1997 and 1996, were $9,400,000 and $9,120,000, respectively. The average amount of FHLB advances outstanding during 1997 and 1996, were $8,995,833 and $5,714,000, respectively.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
   In the normal course of business, the Company is a party to certain financial instruments, with off-balance-sheet risk, to meet the financing needs of its customers. The off-balance-sheet instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the financial statements. The contract or notional amounts of these instruments reflect the extent of involvement and exposure to credit loss the Company has in these particular classes of financial instruments.

   Commitments to extend credit are agreements to lend to a customer, provided that the terms established in the contract are met. Commitments generally have fixed expiration dates and may require payment of a fee. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

   The Company applies the same credit policies in making commitments as it does for on-balance-sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment.

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
   The economy of the Company's market area, East Texas, is directly tied to the oil and gas industry. Oil prices have had an indirect effect on the Company's business. Although the Company has a diversified loan portfolio, a significant portion of its loans are secured by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Part of the risk associated with real estate loans has been mitigated since much of this group represents loans secured by residential dwellings that are primarily owner occupied. Losses on this type of loan have historically been less than those on speculative properties. Many of the remaining real estate loans are secured primarily with owner occupied commercial real estate. The Company's loan policy requires appraisal prior to funding any real estate loans and outlines the appraisal requirements on those renewing.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 13 - RETIREMENT PLAN
   The Company has a defined contribution profit sharing plan that covers all employees. The plan allows employees to contribute up to 15% of their gross pay into a trust fund with a contribution to be matched up to 5% by the Company. The trust funds are maintained by the Company. For the years ended June 30, 1997, 1996, and 1995, the Company contributed $13,601, $11,228, and
   $12,465, respectively, to the plan.

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN
   The Bank has established an Employee Stock Ownership Plan (ESOP) for employees age 21 or older who have at least one year of credited service with the Bank. The ESOP will be funded by the Bank's contributions made in cash (which primarily will be invested in common stock) or common stock. Benefits may be paid either in shares of common stock or in cash.

   In February, 1995, the ESOP borrowed $156,600 from the Company and used the proceeds to purchase 15,660 shares of Company common stock at $10 a share. The note is due in semi-annual installments plus interest through 2005, and had a balance of $117,450 and $133,110, at June 30, 1997 and 1996, respectively. The note payable and related interest are eliminated in consolidation.

   ESOP plan expense included in compensation and benefits in the accompanying statement of earnings totaled $15,660 and $15,660, for the years ended June 30, 1997 and 1996, respectively.

NOTE 15 - STOCK OPTION AND INCENTIVE PLAN
   The October 12, 1995 stockholders' meeting, certain directors and officers were granted options to purchase 10,071 shares of the Company's common stock under its Stock Option and Incentive Plan. The option price of $10.50 per share was the fair market value at the date of grant. The options are excisable beginning one year from date of grant, and vest at a rate of 20% per year. No additional options have been granted, nor have any options been exercised or revoked.

NOTE 16 - RECOGNITION AND RETENTION PLAN
   The Board of Directors of the Company adopted and obtained stockholder approval at the October 12, 1995 stockholder's meeting, a Recognition and Retention Plan (RRP) to enable the Company to provide officers and employees with a proprietary interest in the Company as incentive to contribute to its success. Officers and employees of the Company who are selected by members of a committee appointed by the Board of Directors of the Company will be eligible to receive benefits under the RRP.

   The RRP will be managed initially by the non-employee directors of the Company who will serve as trustees of the trust to be established pursuant to the RRP. The trustees will have the responsibility to invest all funds contributed by the RRP to the trust created for the RRP (Trust).

   The Company has available to award 7,830 shares of Company stock and in the year ended June 30, 1996 awarded 4,303 shares, with the remainder being reserved for future award. During the year ended June 30, 1997, the Company awarded an additional 1,200 shares and used Treasury shares to fund the award. The shares granted are in the form of restricted stock to be earned and payable over a five-year period at the rate of 20% per year, effective on the date of stockholder ratification. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee will be recognized pro rata over the five years during which the shares are earned and payable. RRP Plan expense totaled $10,118 and $6,096 for the years ended June 30, 1997 and 1996, respectively.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 17 -REGULATORY MATTERS
   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - a possibly additional discretionary -
   actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital to risk-weighted assets and of core and tangible capital to total assets. Management believes, as of June 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

   As of June 30, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum risk-based, core and tangible ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions category.

                                                                                                      To Be Well
                                                                                                  Capitalized Under
                                                                          For Capital             Prompt Corrective
                                                   Actual:             Adequacy Purposes:         Action Provisions:
                                           -------------------------------------------------------------------------
                                             Amount      Ratio          Amount     Ratio          Amount      Ratio
                                             ------      -----          ------     -----          ------      -----
   As of June 30, 1997:
     Risk-based capital
       (to risk-weighted assets)           $3,974,253    19.2%        $1,656,960    8.0%        $2,071,200    10.0%

     Core capital (to total assets)        $3,714,253     8.8%        $1,266,550    3.0%        $2,533,100     6.0%

     Tangible capital
       (to total assets)                   $3,714,253     8.8%          $633,275    1.5%        $2,110,917     5.0%

   As of June 30, 1996:
     Risk-based capital
       (to risk-weighted assets)           $3,861,400    21.6%        $1,400,000    8.0%        $1,791,833    10.0%

     Core capital (to total assets)        $3,665,324     9.4%        $1,170,000    4.0%        $2,339,569     6.0%

     Tangible capital
       (to total assets)                   $3,665,324     9.4%       $   585,000    4.0%        $1,949,640     5.0%


                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 18 - CONVERSION FROM A MUTUAL ASSOCIATION TO CAPITAL STOCK
   On July 13, 1994, the Board of Directors of the Bank unanimously adopted a Plan of Conversion (Plan) which was approved by the Office of Thrift Supervision (OTS) and the members of the Bank. Pursuant to the Plan, on February 9, 1995, the Bank converted from a federal mutual savings bank to a federal stock savings bank, with the concurrent formation of a holding company (Gilmer Financial Services, Inc.).

   The conversion was accomplished through amendment of the Bank's federal charter to authorize capital stock, at which time the Bank became a wholly-owned subsidiary of the Company. The conversion was accounted for as a pooling of interests.

   As part of the conversion, the Company issued 195,755 shares of its common stock including 15,660 shares to the Bank's Employee Stock Ownership Plan. Additionally, shares have been reserved for the Bank's Stock Option and Incentive Plan and its Recognition and Retention Plan (see Notes), and such plans were approved by the stockholders at the October, 1995 annual meeting.

   Conversion costs of $319,565 were deducted from the gross proceeds of $1,957,550. The audited financial statements contained herein for the periods prior to the conversion are those of the Bank as a predecessor entity.

NOTE 19 - PARENT COMPANY ONLY FINANCIAL INFORMATION
   Condensed financial information for Gilmer Financial Services, Inc. (parent company only) follows:

   CONDENSED BALANCE SHEET
                                                                         1997                       1996
                                                                      ----------                -----------
   Cash                                                               $   12,833                $   137,269
   Interest-bearing deposits at Gilmer Savings Bank, FSB                       -                         -
   Account receivable(payable),Gilmer Savings Bank, FSB                  (10,840)                   17,894
   Note receivable, Gilmer Savings Bank, FSB                             117,450                   133,110
   Investment in Gilmer Savings Bank, FSB, at equity                   3,801,409                 3,774,242
                                                                      ----------                ----------
                                                                      $3,920,852                $4,062,515
                                                                      ==========                ==========

   Stockholders' equity                                               $3,920,852                $4,062,515
                                                                      ==========                ==========

   CONDENSED STATEMENT OF INCOME
                                                                     Year ended             Inception through
                                                                   June 30, 1997              June 30, 1996
                                                                   -------------              -------------
   Interest income                                                 $      10,364              $     11,652
   Income tax benefit                                                     19,558                         -
   Stock service and professional fees                                   (83,170)                  (42,560)
                                                                   -------------              ------------
     Income before equity in undistributed
       earnings of subsidiary                                            (53,248)                  (30,908)
   Equity in undistributed earnings of subsidiary                         76,636                   297,345
                                                                   -------------              ------------
         Net income                                                $      23,388              $    266,437
                                                                   =============              ============

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   CASH AND INTEREST-BEARING DEPOSITS
   For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1997, 1996 AND 1995
                                    CONTINUED

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED INVESTMENT AND MORTGAGE-BACKED SECURITIES
   For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

   LOANS RECEIVABLE
   For certain homogeneous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   DEPOSIT LIABILITIES
   The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

   BORROWINGS
   Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

   COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
   At June 30, 1997, the Bank had not issued any standby letters of credit. Commitments to extend credit totaled $60,600 at June 30, 1997, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs.

   The estimated fair values of the Bank's financial instruments at June 30, are as follows:

                                                               1997                              1996
                                                  ------------------------------    ------------------------------
                                                    Carrying            Fair           Carrying            Fair
                                                     Amount            Value            Amount            Value
     Financial assets:
       Cash and interest-bearing deposits         $  1,896,897      $  1,896,897    $     981,144    $     981,144
                                                  ============      ============    =============    =============
       Investment securities                      $    316,066      $    317,863    $     327,670    $     327,589
                                                  ============      ============    =============    =============

       Loans and mortgage-backed securities       $ 38,887,421      $ 38,578,104    $  36,892,690    $  36,533,346
       Less:  Allowance for loan losses                309,208                 -    $    (214,724)   $           -
                                                  ------------      ------------    -------------    -------------
                                                  $ 38,578,213      $ 38,578,104    $ 36,677,966     $  36,533,346
                                                  ============      ============    =============    =============
     Financial liabilities:
       Deposits                                   $ 29,107,202      $ 29,107,202    $  25,476,872    $  25,536,872
                                                  ============      ============    =============    =============
       Borrowings                                 $  8,550,000      $  8,550,000    $   8,930,000    $   8,930,000
                                                  ============      ============    =============    =============

     Unrecognized financial instruments:
       Commitments to extend credit               $     60,600      $     60,600    $     481,971    $     481,971
                                                  ============      ============    =============    =============
       Standby letters of credit                  $          -                 -    $           -    $           -
                                                  ============      ============    =============    =============


                         GILMER FINANCIAL SERVICES, INC.
                             STOCKHOLDER INFORMATION


ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 4:00 p.m., p.m., Gilmer, Texas, time on October 28, 1997 at the office of Gilmer Savings, located at 218 West Cass Street, Gilmer, Texas 75644.


STOCK LISTING

         Gilmer  Financial  Services,   Inc.  common  stock  is  traded  on  the
Over-the-Counter Market under the symbol "GILTX."


PRICE RANGE OF COMMON STOCK

         Gilmer Financial Services, Inc. Common Stock is traded in the Over-the-Counter Market and is only traded sporadically. Gilmer Financial Services, Inc. Common Stock was issued at $10.00 per share in connection with the conversion of Gilmer Savings Bank FSB from mutual to stock form on February 9, 1995. At September 15, 1997, there were 147 holders of Gilmer Financial Services, Inc. Common Stock issued and outstanding. To the best of management's knowledge, the last sale price of Gilmer Financial Services, Inc. Common Stock was $13.375 as of June 30, 1997.


SHAREHOLDER AND GENERAL INQUIRIES:                TRANSFER  AGENT:

Gary P. Cooper                                    American Securities Transfer,
President and Chief Executive Officer              Incorporated
Gilmer Financial Services, Inc.                   1825 Lawrence Street
218 West Cass Street                              Suite 444
Gilmer, Texas  75644                              Denver, Colorado  80202
(903) 843-5525


ANNUAL AND OTHER REPORTS

          A copy of Gilmer Financial Services, Inc's Annual Report on Form 10-KSB for the year ended June 30, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Gary P. Cooper, President and Chief Executive Officer, Gilmer Financial Services, Inc., 218 West Cass Street, Gilmer, Texas (903) 843-5525.

                         GILMER FINANCIAL SERVICES, INC.
                              CORPORATE INFORMATION


COMPANY AND BANK ADDRESS

         218 West Cass Street           Telephone:    (903) 843-5525
         Gilmer, Texas  75644           Fax:          (903) 843-5331

DIRECTORS OF THE BOARD OF THE COMPANY AND THE BANK

M. Vance Gorman
Chairman of Gilmer Financial
  Services, Inc. and
Chairman of the Board of Gilmer
 Savings Bank, FSB

Gary P. Cooper
President and Chief Executive
   Officer of Gilmer Financial
   Services, Inc. and Gilmer Savings
   Bank, FSB

Royce L. Hudgins
Owner of Retail Store

Paul D. Williams
Vice President, Gilmer Lumber
  Company, Inc.

Tedd R. Austin
Part-owner, Dodd Motor Company

Steven W. Sansom
Part-owner, Funeral Homes

F.L. Garrison
Retired Visiting District Judge,
  Upshur and Marion County

GILMER FINANCIAL SERVICES, INC. EXECUTIVE OFFICERS

Gary P. Cooper                           Sheri Parish
President and Chief Executive Officer    Vice President/Treasurer/Secretary

Monty Small
Senior Vice President


INDEPENDENT AUDITORS                     SPECIAL COUNSEL

Henry & Peters, P.C.                     Silver, Freedman & Taff, L.L.P.
3310 S. Broadway                         1100 New York Avenue, N.W.
Suite 100                                Seventh Floor
Tyler, Texas  75701-7851                 Washington, D.C.  20005




                                       37