Form 10KSB, Exhibit 13
period 1998-06-30
GILMER FINANCIAL SERVICES INC
filed 1998-09-28
CIK 930540

--------------------------------------------------------------------------------

1998 ANNUAL REPORT

--------------------------------------------------------------------------------









                         GILMER FINANCIAL SERVICES, INC.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------







    President's Message..........................................  2
    Selected Consolidated Financial Information..................  3
    Management's Discussion and Analysis of Financial
      Condition and Results of Operation.........................  5
    Consolidated Financial Statements............................ 17
    Stockholder Information...................................... 38
    Corporate Information........................................ 39

TO OUR SHAREHOLDERS:

         We are pleased to present the fourth annual report of Gilmer Financial Services, Inc., the savings and loan holding company for Gilmer Savings Bank, FSB. On behalf of the Board of Directors, the officers and staff, we appreciate your support as a shareholder.

         Gilmer Savings Bank has served the mortgage and consumer credit needs of East Texas for over seventy-eight years. It is our mission to continue as a strong, customer-driven, community-involved financial institution providing diversified services for both depositors and borrowers, with a focus on present and future needs. The Board would like to once again emphasize that the Bank offers non-depository products through Brokers Transaction Services. We hope that you realize that by utilizing our depository and lending services, you as a shareholder can increase the value of the institution.

         Gilmer Savings Bank had a net loss of $8,000 for the year ending June 30, 1998. The Bank's earnings for the past two years have decreased primarily due to two extraordinary events. In the fiscal year ended June 30, 1997, the Bank recorded a one-time expense of $164,000 due to the recapitalization of the Savings Association Insurance Fund reserves. In the fiscal year ended June 30, 1998 the Bank recorded loan losses of $175,000 and a $123,000 expense relating to a dishonored cashier's check for $145,000, both of which related to the same individual. Management continues to believe that the check will ultimately be paid; however, due to the fact that the check is still in the litigation process, no determination can be made for certain at this time. The Bank has replenished its reserves for loan losses and added additional reserves to protect against future losses on loans. Although the Bank's net earnings have been significantly affected by these extraordinary items, the Bank's core earnings are improving and we look forward to a profitable year in 1999.

         Stockholders' equity increased to $3.9 million at June 30, 1998, or 9.04% of total assets at fiscal year-end 1998. The increase was primarily due to the change in unrealized gain/(loss) on available for sale securities of $79,000, along with a decrease in the Employee Stock Ownership Plan of $16,000 and a decrease in the Recognition and Retention Plan of $12,000. The book value of Gilmer Financial Services, Inc.'s common stock based on actual shares outstanding at June 30, 1998 was $20.40 per share.

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




                                        Gary Cooper
                                        President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                 At June 30,
                                   ---------------------------------------------
                                   1998      1997      1996     1995      1994
                                   ----      ----      ----     ----      ----
                                           (Dollars In Thousands)
Selected Financial
Condition Data:
------------------
Total assets .................   $43,190   $42,171   $39,088   $32,759   $32,494
Loans receivable, net ........    24,211    23,407    20,437    18,018    16,202
Mortgage-backed securities ...    15,102    15,060    16,205    12,886    14,283
Investment securities ........       742       316       328       247       260
Deposits .....................    28,797    29,106    25,477    25,486    24,924
Total borrowings .............     9,751     8,550     8,930     2,824     4,799
Stockholders' equity-
 substantially restricted ....     3,902     3,803     3,929     3,665     1,954



                                              Year Ended June 30,
                                ------------------------------------------------
                                   1998      1997     1996      1995      1994
                                   ----      ----     ----      ----      ----
                                              (Dollars In Thousands)
Selected Operations Data:
-------------------------
Total interest income .......   $ 3,230    $ 3,047   $ 2,708   $ 2,353   $ 2,062
Total interest expense ......     2,026      1,928     1,626     1,422     1,125
                                -------    -------   -------   -------   -------
   Net interest income ......     1,204      1,119     1,082       931       937

Provision for loan losses ...       263        129        38         7        --
                                -------    -------   -------   -------   -------
Net interest income after
 provision for loan losses ..       941        990     1,044       924       937

Fees and service charges ....       112        125       110        74        92
Gain on sales of loans,
 mortgage-backed securities
 and investment securities ..        16         --        12         9         1
Other non-interest income ...       122         81        50        17        17
                                -------    -------   -------   -------   -------
Total non-interest income ...       250        206       172       100       110
Total non-interest expense ..     1,199      1,145       817       704       645
                                -------    -------   -------   -------   -------
Income before taxes .........        (8)        51       399       320       402
Income tax provision ........        --         28       139       110       134
                                -------    -------   -------   -------   -------
   Net income ...............   $    (8)   $    23   $   260   $   210   $   268
                                =======    =======   =======   =======   =======
   Earnings per share .......   $  (.04)   $   .13   $  1.33   $   .29       N/A
                                =======    =======   =======   =======   =======

                                                             At and for the Year Ended June 30,
                                                     -----------------------------------------------------
                                                     1998       1997         1996        1995         1994
                                                     ----       ----         ----        ----         ----
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
  Return on assets (ratio of net
   income to average total assets)...............  (0.02)%      0.06%        0.69%        0.62%       0.85%

  Return on stockholders' equity (ratio of
   net income to average equity).................  (0.20)        .60         6.86         8.21       14.65
  Interest rate spread information:
   Average during period.........................   2.41        2.23         2.03         2.35        2.66
   End of period.................................   2.41        2.77         2.81         2.49        2.90
  Net interest margin(1).........................   2.94        2.78         2.93         2.81        2.96
  Ratio of operating expense to
   average total assets..........................   2.84        2.76         2.16         2.09        2.03
  Ratio of average interest-earning assets
   to average interest-bearing liabilities....... 113.91      111.46       120.52       110.58      108.41

Quality Ratios:
 Non-performing assets to total assets
   at end of period..............................   1.58        1.65         1.01         1.08        0.80
 Allowance for loan losses to non-
   performing loans..............................  59.10       51.93        54.71        56.98      119.44
 Allowance for loan losses to loans
   receivable, net...............................   1.41        1.32         1.05         1.13        1.33

Capital Ratios:
 Stockholders' equity to total assets at
   end of period.................................   9.03        9.02        10.05        11.19        6.01
 Average stockholders' equity to average
   assets........................................   9.15        9.35        10.03         7.58        5.77

Other Data:
   Number of full-service offices..................    1           1            1            1           1

---------------
(1)  Net interest income divided by average interest-earning assets.

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

         As a consumer-oriented financial institution, the Company offers a range of banking services to residents of Upshur County, its primary market area. The Company is principally engaged in the business of attracting deposits from the general public and investing those deposits, along with funds generated from operations and borrowings, into mortgage, commercial, and consumer loans. The Company also invests in mortgage- and government-backed securities and certificates of deposit.

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

Forward-Looking Statements

         When used in this Annual Report, and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

         The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The  Company  does  not  undertake,   and  specifically  disclaims  any
obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Business Strategy

         The Company's current goal is to provide financial services to the communities served by its office. In seeking to accomplish this mission, management has adopted a business strategy designed to (i) maintain and strengthen the Company's capital in excess of regulatory requirements, (ii) maintain a high level of asset quality, (iii) manage the Company's exposure to fluctuations in market interest rates, and (iv) maintain or improve the Company's interest rate spread. In pursuing this strategy, the Company has focused on (i) the origination of one- to four-family adjustable-rate loans for retention in its portfolio, (ii) the origination of long-term, fixed-rate residential loans and the sale of such loans in the secondary market on a servicing-retained basis, (iii) diversifying its lending portfolio with consumer lending and investments in mortgage-backed and investment securities, and (iv) reducing interest rate risk by better matching asset and liability maturities.

         The highlights of the principal elements of the Company's strategy are as follows:

                  Capital Maintenance. To maintain capital, the Company has adopted a policy of moderate growth with an emphasis on one- to four-family residential real estate lending. At June 30, 1998, the Company had stockholders' equity of $3.9 million and the Bank exceeded each of its regulatory capital requirements.

                  Commitment to Local Home Lending. Historically, the Bank has emphasized the origination of mortgage loans secured by single-family residential real estate located in the Company's market area. Single-family residential mortgage loans typically have less credit risk than commercial and multi-family real estate loans.

                  Residential mortgage loans receivable have declined in recent periods as a result of increased competition in the Company's mortgage lending area, as well as borrowers' refinancing of adjustable-rate loans in the Company's portfolio to fixed-rate loans which have been sold in the secondary market. At June 30, 1998, however, single-family residential loans still constituted $12.4 million, or 48.1% of the Company's total net loan portfolio.

                  Management of Interest Rate Risk. Historically, deposit accounts have typically been more sensitive to changes in market rates than mortgage loans because of the shorter terms. As a result, sharp increases in interest rates may adversely affect an institution's earnings while decreases in interest rates may benefit earnings. In order to reduce the risks associated with fluctuations in interest rates, as indicated above, the Company has sought to expand its portfolio of adjustable rate mortgage loans and securities. At June 30, 1998, $24.9 million, or 63.3%, of the Company's portfolio of mortgage loans and securities had adjustable rates of interest. In addition, management has maintained a policy of selling in the secondary market substantially all fixed rate residential loans it originates, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC"). See also "-Asset and Liability Management" for policies and strategies used to reduce interest rate risk.

                  Emphasis on Customer Service. As a community-oriented institution, the Company has historically focused on enhancing customer satisfaction with its products and services. Management believes it can compete effectively against larger institutions in its market area by continuing to offer personalized service. To this end, the Company has emphasized its consumer lending and offers a credit card program and a checking account program in an effort to meet the changing needs of its customers. Consumer loan originations were $5.7 million at June 30, 1998. The Company's money market and checking accounts had an outstanding balance of $2.8 million at June 30, 1998.

Financial Condition

         June 30, 1998 Compared to June 30, 1997. Total assets increased $1.0 million or 2.42% to $43.2 million at June 30, 1998 from $42.2 million at June 30, 1997. The increase was primarily attributable to an increase in loans of $800,000.

         Loans receivable were $24.2 million at June 30, 1998, and $23.4 million at June 30, 1997, an increase of $800,000, or 3.43%. This increase was primarily attributable to a more favorable interest rate environment for home financing. Loans originated, net of payments during the year ended June 30, 1998, were $2.5 million, of which $1.6 million was sold in the secondary market with servicing retained.

         Mortgage-backed securities available for sale increased $1.4 million from $4.8 million at June 30, 1997 to $6.2 million at June 30, 1998. The increase was primarily due to a $1.6 million purchase of Federal Home Loan Mortgage Corporation securities. Mortgage-backed securities held to maturity decreased $1.3 million from $10.2 million at June 30, 1997 to $8.9 million at June 30, 1998. The decrease was due to principal repayments on mortgage-backed securities of $2.6 million.

         Investment securities available for sale increased $740,000 due to the purchase of Upshur County Municipal Bonds. Investment securities held to maturity decreased $315,000 from $316,000 at June 30, 1997 to $1,000 at June 30, 1998. The decrease was due to the maturity of investment securities of $300,000.

         Interest-bearing deposits increased $63,000 from $1,365,000 at June 30, 1997 to $1,428,000 at June 30, 1998, due to principal repayments on mortgage-backed securities along with funds from Federal Home Loan Bank advances.

         Deposits decreased $300,000 from $29.1 million June 30, 1997 to $28.8 million at June 30, 1998. This decrease is primarily due to the decrease in rates paid on deposits. Federal Home Loan Bank ("FHLB") advances increased $1.2 million from $8.6 million at June 30, 1997 to $9.8 million June 30, 1998. The increase in FHLB advances was used to fund the purchase of $1.6 million in mortgage-backed securities.

         Total stockholders' equity increased $99,000 to $3.9 million at June 30, 1998 from 3.8 million June 30, 1997. This increase was primarily a result of amortization of ESOP expense of $16,000 and the decrease in unrealized losses on securities available-for-sale of $79,000.

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

Comparison of Operating Results for Years Ended June 30, 1998 and 1997

         General. Net losses for the year ended June 30, 1998 totaled $8,000, a decrease of $31,000, or 133%, from the year ended June 30, 1997. The decrease was primarily due to an increase in the provision for loan losses of $133,000 and an increase in noninterest expense of $54,000, partially offset by an increase in net interest income of $84,000, an increase in noninterest income of $45,000, and a decrease in income taxes of $31,000.

         Interest Income. Interest income totaled $3.2 million for the year ended June 30, 1998, compared to $3.0 million for the year ended June 30, 1997, an increase of $183,000 or 5.99%. This increase resulted from a 31 basis point increase in the average rate earned on interest-earning assets, along with a $1.4 million increase in total interest-earning assets. The increase in average yields on loans and mortgage-backed securities resulted from upward interest rate adjustments to the Company's adjustable rate mortgage loans and adjustable rate mortgage-backed securities as market interest rates rose. The increase in average interest-earning assets was primarily due to a $1.7 million increase in the average balance of loans receivable.

         Interest Expense. Interest expense increased $98,000 for the year ended June 30, 1998 compared to June 30, 1997, primarily due to a 13 basis point increase in the average rate paid on deposits along with a $887,000 increase in average balances of interest-bearing liabilities.

         Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's periodic evaluation of non-performing loans, inherent risks in the loan portfolio, economic conditions and past experience. The allowance for loan losses increased from $305,000 for the year ended June 30, 1997, to $341,000 for the year ended June 30, 1998. The increase was primarily the result of $263,000 in additions to the allowance accounts offset by net charge-offs of $232,000, of which $175,000 relates to losses recorded on the same individual that the cashier's check was issued to. The allowance for loan losses was 1.4% of net loans receivable at June 30, 1998 compared to 1.3% at June 30, 1997. At June 30, 1998, the ratio of the allowance for loan losses to total non-performing loans was 59.1% compared to a ratio of 51.9% at June 30, 1997.

         Non-Interest Income. Non-interest income increased $45,000 from $205,000 for the year ended June 30, 1997 to $250,000 for the year ended June 30, 1998. The increase resulted primarily from an increase of $42,000 in other income, which includes $22,000 in commission income earned by Gilstar Service Corporation. The Bank anticipates that the income derived from the service corporation will continue to increase.

         Non-Interest Expense. Non-Interest expense totaled $1,199,000 for the year ended June 30, 1998, compared to $1,145,000 for the year ended June 30, 1997, an increase of $44,000. Compensation and benefits increased $45,000 to $611,000 for the year ended June 30, 1998 from $563,000 for the year ended June 30, 1997, due to the addition of a new employee. Other miscellaneous expenses increased $163,000 from $361,000 for the year ended June 30, 1997 to $524,000 for the year ended June 30, 1998. The primary reason for this increase was the write-off of a $123,000 receivable related to a dishonored cashier's check, along with an increase in service bureau expense of $7,000 due to an increase in checking accounts, an increase in insurance of $9,000 due to a new directors and officers liability policy, and an increase in legal fees of $10,000 related to the dishonored cashier's check.

         Income Taxes. The provision for income taxes decreased $28,000 from $28,000 for the year ended June 30, 1997 to $0 for the year ended June 30, 1998, due to a decrease in pre-tax income of $59,000 for the year ended June 30, 1998.

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

         Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's periodic evaluation of non-performing loans, inherent risks in the loan portfolio, economic conditions and past experience. The allowance for loan losses increased $94,000 from $215,000 for the year ended June 30, 1996, to $309,000 for the year ended June 30, 1997. The increase was primarily the result of $129,000 in additions to the allowance accounts offset by net charge-offs of $35,000 due to growth in consumer and commercial business loan portfolio. The allowance for loan losses was 1.3% of net loans receivable at June 30, 1997 compared to 1.1% at June 30, 1996. At June 30, 1997, the ratio of the allowance for loan losses to total non-performing loans was 51.9% compared to a ratio of 54.7% at June 30, 1996.

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


                                                                               Year Ended June 30,
                                          ------------------------------------------------------------------------------------------
                                                       1998                           1997                          1996
                                          -----------------------------  ----------------------------  -----------------------------
                                            Average    Interest            Average    Interest           Average    Interest
                                          Outstanding   Earned/  Yield/  Outstanding   Earned/ Yield/  Outstanding   Earned/ Yield/
                                            Balance      Paid     Rate     Balance      Paid    Rate     Balance      Paid    Rate
                                            -------      ----     ----     -------      ----    ----     -------      ----    ----
                                                                                (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1).....................   $24,235      $2,211  9.12%      $22,734    $2,015   8.86%    $20,190     $1,713    8.48%
 Mortgage-backed securities..............    14,654         913   6.23       15,635       935   5.98      14,935        901    6.03
 Investment securities...................       520          15   2.88          320        22   6.88         259         15    5.79
 Other interest earning assets(2)........     1,604          91   5.67        1,568        75   4.78       1,504         79    5.25
                                           --------    --------   ----     --------    ------  -----    --------    -------    ----
  Total interest-earning assets..........   $41,013       3,230   7.88      $40,257     3,047   7.57     $36,888      2,708    7.34
                                            =======                         =======     -----            =======    -------

Interest-Bearing Liabilities:
 Savings deposits........................ $     990          45   4.55     $    953        31   3.25    $  1,054         35    3.32
 Money market investment accounts........     1,443          42   2.91        1,140        39   3.42       1,116         38    3.41
 Certificate accounts....................    25,862       1,480   5.72       25,030     1,338   5.35      22,724      1,223    5.38
 Borrowings..............................     8,711         459   5.27        8,996       520   5.78       5,714        330    5.77
                                          ---------    --------   ----    ---------    ------   ----    --------    -------  ------
  Total interest-bearing liabilities.....   $37,006      $2,026   5.47      $36,119    $1,928   5.34     $30,608      1,626    5.31
                                            =======      ======             =======    ======            =======     ------
Net interest income......................                $1,204                        $1,119                        $1,082
                                                         ======                        ======                        ======
Net interest rate spread.................                        2.41%                          2.23%                          2.03%
                                                                 ====                           ====                           ====
Net interest-earning assets..............    $4,007                          $4,138                       $6,280
                                             ======                          ======                       ======
Net yield on average interest-earning
  assets.................................                        2.94%                          2.78%                          2.93%
                                                                 ====                           ====                           ====
Average interest-earning assets
  to average interest-bearing
  liabilities............................                 1.14x                         1.11x                         1.21x
                                                          ====                          ====                          ====

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

                                                          Year Ended June 30,                 Year Ended June 30,
                                                  ---------------------------------     --------------------------------
                                                              1998 vs. 1997                       1997 vs. 1996
                                                  ---------------------------------     --------------------------------
                                                         Increase                            Increase
                                                        (Decrease)                          (Decrease)
                                                          Due to             Total            Due to            Total
                                                  ------------------       Increase     -----------------      Increase
                                                   Volume       Rate      (Decrease)    Volume       Rate     (Decrease)
                                                   ------       ----      ----------    ------       ----     ----------
                                                                          (Dollars in Thousands)
Interest-earning assets:
 Loans receivable...........................        $135        $ 61         $196        $223        $ 79        $302
 Mortgage-backed securities.................         (60)         38          (22)         41          (7)         34
 Investment securities......................          10         (17)          (7)          4           3           7
 Other interest-earning assets(1)...........           2          14           16           3          (7)         (4)
                                                  ------       -----        -----       -----       -----       -----

   Total interest-earning assets............       $  87        $ 96         $183        $271         $68        $339
                                                   =====        ====         ====        ====         ===        ====

Interest-bearing liabilities:
 Savings deposits...........................        $  2       $  12        $  14      $   (3)       $ (1)       $ (4)
 Money market accounts......................          10          (7)           3           1          --           1
 Certificate accounts.......................          47          95          142         122          (7)        115
 Borrowings.................................         (15)        (46)         (61)        189           1         190
                                                    ----        ----        -----       -----      ------        ----

   Total interest-bearing liabilities.......         $44         $54        $  98        $309        $ (7)       $302
                                                     ===         ===        =====        ====        ===         ====

Net interest income ........................                                $  85                                 $37
                                                                            =====                                 ===

--------------
(1)  Includes certificates of deposit, demand accounts and FHLB stock.

         Interest Rate Spread. The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the dates indicated. Weighted average balances are based on month-end balances.


                                                          At June 30,
                                                   ----------------------------
                                                   1998       1997       1996
                                                   ----       ----       ----
Weighted average yield on:
 Loans receivable, net ........................    8.93%      8.95%      8.71%
 Mortgage-backed securities ...................    6.60       6.62       6.90
 Investment securities ........................    5.20       6.13       6.13
 Other interest-earning assets(1) .............    5.55       5.57       5.46
   Combined weighted average yield
    on interest-earning assets ................    7.89       8.05       8.04

Weighted average rate paid on:
 Savings deposits .............................    2.98       3.70       3.63
 Money market investment accounts .............    3.72       3.86       3.87
 NOW accounts .................................    2.98       2.95       3.01
 Certificate accounts .........................    5.62       5.40       5.22
 Borrowings ...................................    5.75       5.75       5.66
   Combined weighted average rate
    paid on interest-bearing liabilities ......    5.48       5.28       5.23

Spread ........................................    2.41       2.77       2.81

---------------
(1) Includes certificates of deposit, interest-bearing demand accounts and FHLB stock.


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

         Key components of a successful asset/liability management strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuating interest rates and maintaining asset quality. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic rate adjustments based on market conditions and the origination for sale in the secondary market of fixed-rate loans. Accordingly, since the mid 1980s, the Company has emphasized the origination of adjustable-rate mortgage ("ARM") loans for retention in its portfolio. It has also been the Company's strategy to supplement mortgage loan originations with the origination of consumer loans. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds. In addition, the Company has supplemented its ARM lending portfolio with adjustable-rate mortgage-backed securities. The Company also has a $2.6 million investment in a real estate mortgage investment conduit ("REMIC") which consists primarily of a pool of conventional, fixed-rate, fully amortizing one- to four-family residential mortgage loans. The REMIC is not insured or guaranteed by any governmental agency, however, it has several forms of credit enhancement designed to enhance the likelihood of regular receipt of the scheduled amounts due and to provide limited protection against losses.

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

         In 1994, the Office of Thrift Supervision ("OTS") issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions ("NPV"). Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Under this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between
(a) the institution's actual calculated exposure to 200 basis point (100 basis points equal 1.0%) interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Based on the June 30, 1998 interest rate risk exposure report, the Company was within the "normal" level of interest rate risk as defined by the OTS.

         Presented below, as of June 30, 1998, is an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.


                                              At June 30, 1998
     Change in          Board Limit        ----------------------
   Interest Rate          % Change         $ Change      % Change
   -------------          --------         --------      --------
 (Base Points)                 (Dollars in Thousands)

 300bp                     50.00%           $(233)        (5.60)%
 200                       25.00             (115)        (2.76)
 100                       10.00              (25)        (0.60)
   0                          --               --            --
-100                      (10.00)              41          1.00
-200                      (25.00)             111          2.67
-300                      (50.00)              36          0.86

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

Liquidity and Capital Resources

         Liquidity management is both a short- and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon managements assessment of (i) expected loan demand (ii) projected purchases of investment and mortgage-backed securities (iii) expected deposits flows (iv) yields available on interest-bearing deposits, and (v) the liquidity of its asset/liability management strategy. Excess liquidity is generally invested in interest-earning short-term deposits and other short-term municipal obligations. If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Dallas under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 170% of the outstanding balance as collateral to secure the amounts borrowed. This borrowing arrangement is limited to a maximum of 50% of the Company's total assets when secured by mortgage loans. At June 30, 1998, the Company had approximately $9.8 million in borrowings outstanding from the FHLB of Dallas, which represented 22.6% of total assets which were secured by investment securities and not subject to the 50% limitation.

         The Company's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on the Company's operating, financing and investing activities. At June 30, 1998, 1997 and 1996, cash and cash equivalents totaled $1,650,000, $1,897,000, and $981,000, respectively.

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, is based upon a percentage of deposits and short-term borrowings. The required ratio at June 30, 1998 was 4.0%. The Company's liquidity ratios have consistently been maintained at levels in excess of regulatory requirements and at June 30, 1998, 1997 and 1996 were 8.0, 7.22 and 6.34%, respectively.

         At June 30, 1998, the Company had outstanding commitments to originate loans of approximately $124,000, all of which were at adjustable rates and were originated to be held in the Bank's portfolio. These loans will be secured by properties in the Company's market area. The Company also had $598,000 in undisbursed amounts for construction loans at that date. The Company anticipates that it will have sufficient funds available to meet its current commitments, principally through the use of current liquid assets.

         Certificates of deposit scheduled to mature in one year or less at June 30, 1998 totaled approximately $19.0 million or 75.4% of the Company's total certificates of deposit, reflecting consumer preference for short-term investments as a result of the current low interest rate environment. Based on the level of retention of such deposits in the recent past, management believes that a significant portion of the deposits will remain with the Bank.

         At June 30, 1998, the Bank exceeded all of its capital requirements on a fully phased-in- basis. See also Note 16 to the Notes to Consolidated Financial Statements.

Impact of Year 2000

         In June, 1997, the Bank adopted a Year 2000 policy. The Year 2000 ("Y2K") Problem is due to the practice of writing software using a 2-digit field in the year designation of a date (e.g., 8/29/91). The twentieth century is assumed to be the default in such designations, and will produce results that are wrong by 100 years when the century date rolls to the twenty-first century. The Bank understands the importance of compliance with regard to the Y2K Problem and has implemented steps to assure compliance by calendar year-end 1998. As of June 30, 1998, the Bank had assessed all critical areas, including major borrowers that Y2K might have an affect on, and has contingency plans in place for all mission-critical areas. The Bank is currently in the testing phase and plans to be finished with our mission-critical areas by the end of calendar year 1998.

Impact of New Accounting Standards

         In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). This statement, which the Company will be required to adopt, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The company will adopt FAS 130 beginning July 1, 1998.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). This statement, which the Company will be required to adopt, supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. The new standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. In the initial year of application, comparative information for earlier years is to be restated. The company will adopt FAS 131 in the year beginning July 1, 1998.

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Gilmer Financial Services, Inc.
Gilmer, Texas

We have audited the accompanying consolidated statements of financial condition of Gilmer Financial Services, Inc., and subsidiaries, as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30,1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilmer Financial Services, Inc., and subsidiaries, as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                        HENRY & PETERS, P. C.



Tyler, Texas
September 18, 1998

                         GILMER FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             JUNE 30, 1998 AND 1997

                                                                  1998          1997
                                                              -----------   -----------
                                     ASSETS
ASSETS
  Cash on hand and in banks ................................  $   221,885   $   532,292
  Interest-bearing deposits ................................    1,428,078     1,364,605
  Investment securities:
    Available-for-sale .....................................      740,537            --
    Held-to-maturity .......................................          980       316,066
  Mortgage-backed securities:
    Available-for-sale .....................................    6,173,964     4,841,083
    Held-to-maturity .......................................    8,928,088    10,218,465
  Loans receivable, net ....................................   24,210,781    23,407,057
  Accrued interest receivable ..............................      409,466       348,643
  Real estate acquired in settlement of loans, net .........      104,561        98,690
  Federal Home Loan Bank stock, at cost ....................      525,400       495,100
  Office properties and equipment, at cost .................      279,480       247,604
  Federal income taxes .....................................       76,015        54,154
  Prepaid expenses and other assets ........................       90,695       246,870
                                                              -----------   -----------
      Total assets .........................................  $43,189,930   $42,170,629
                                                              ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits .................................................  $28,796,905   $29,106,164
  Accrued interest payable .................................       29,031         7,452
  Advances by borrowers for taxes and insurance ............      523,303       487,714
  Accounts payable and accrued expenses ....................      187,114       215,897
  Advances from Federal Home Loan Bank .....................    9,751,346     8,550,000
                                                              -----------   -----------
      Total liabilities ....................................   39,287,699    38,367,227

STOCKHOLDERS' EQUITY
  Preferred stock; $.01 par value; 2,000,000 shares
    authorized; none issued ................................           --            --
  Common stock; $.01 par value; 2,000,000 shares
    authorized; 195,755 shares issued ......................        1,958         1,958
  Additional paid-in capital ...............................    1,624,968     1,624,968
  Retained earnings ........................................    2,458,370     2,466,014
  Less: Shares acquired by Employee Stock Ownership Plan ...     (101,790)     (117,450)
        Shares acquired by Recognition and Retention Plan ..      (30,273)      (41,900)
        Treasury Stock (4,497 shares, at cost) .............      (56,527)      (56,527)
  Net unrealized gain (loss) on decline in market
    value of securities available-for-sale .................        5,525       (73,661)
                                                              -----------   -----------
      Total stockholders' equity ...........................    3,902,231     3,803,402
                                                              -----------   -----------
        Total liabilities and stockholders' equity .........  $43,189,930   $42,170,629
                                                              ===========   ===========

See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996


                                                1998        1997        1996
                                             ----------  ----------  ----------
INTEREST INCOME
  Loans ...................................  $2,210,789  $2,015,242  $1,713,261
  Investment securities ...................      15,291      22,132      14,874
  Mortgage-backed securities ..............     912,398     934,873     900,603
  Other interest-earning assets ...........      91,142      74,857      79,079
                                             ----------  ----------  ----------
      Total interest income ...............   3,229,620   3,047,104   2,707,817

INTEREST EXPENSE
  Deposits ................................   1,566,421   1,407,372   1,295,953
  Interest on FHLB advances ...............     459,151     520,164     330,138
                                             ----------  ----------  ----------
      Total interest expense ..............   2,025,572   1,927,536   1,626,091
                                             ----------  ----------  ----------
      Net interest income .................   1,204,048   1,119,568   1,081,726

  Provision for loan losses ...............     263,000     129,429      37,643
                                             ----------  ----------  ----------
    Net interest income after provision
      for loan losses .....................     941,048     990,139   1,044,083

NONINTEREST INCOME
  Gain on sale of interest-bearing assets .      15,930          --      11,749
  Loan origination and commitment fees ....      35,202      54,371      46,041
  Loan servicing fees .....................      77,151      70,762      63,847
  Loss from real estate operation .........        (992)        (64)     (3,260)
  Other income ............................     122,863      80,567      53,655
                                             ----------  ----------  ----------
      Total noninterest income ............     250,154     205,636     172,032

NONINTEREST EXPENSE
  Compensation and benefits ...............     610,888     536,312     429,907
  Occupancy and equipment .................      45,257      57,709      40,974
  Federal insurance premiums ..............      18,316      25,013      61,251
  Loss (gain) on sale of foreclosed
    real estate ...........................          --          --     (17,037)
  SAIF special assessment .................          --     164,429          --
  Other expense ...........................     524,385     360,965     302,235
                                             ----------  ----------  ----------
      Total noninterest expense ...........   1,198,846   1,144,428     817,330
                                             ----------  ----------  ----------
      (Loss) income before taxes ..........      (7,644)     51,347     398,785

INCOME TAX EXPENSE ........................          --      27,959     138,444
                                             ----------  ----------  ----------
      Net (loss) income ...................  $   (7,644) $   23,388  $  260,341
                                             ==========  ==========  ==========
EARNINGS PER COMMON SHARE
  Basic ...................................  $     (.04) $      .13  $     1.33
                                             ==========  ==========  ==========
  Diluted .................................  $     (.04) $      .13  $     1.33
                                             ==========  ==========  ==========


See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                                                                                           Unrealized
                                                                          Unvested   Unvested                Loss on
                                               Additional                  Shares     Shares               Securities      Total
                                      Common     Paid-in     Retained     Held by     Held by    Treasury  Available-  Stockholders'
                                       Stock     Capital     Earnings       ESOP        RRP       Stock     for-Sale      Equity
                                      ------   ----------   ----------   ---------   --------   ---------  ----------  -------------
Balances, June 30, 1995 ............  $1,958   $1,636,027   $2,182,285   $(148,770)  $     --   $      --   $ (6,717)   $3,664,783
  Net income .......................      --           --      260,341          --         --          --         --       260,341
  Net unrealized loss on
    securities available-for-sale ..      --           --           --          --         --          --    (17,475)      (17,475)
  Shares acquired by RRP ...........      43       42,987           --          --    (43,030)         --         --            --
  Accrual of RRP plan awards .......      --           --           --          --      6,096          --         --         6,096
  Principal reductions in
    ESOP note payable ..............      --           --           --      15,660         --          --         --        15,660
                                      ------   ----------   ----------   ---------   --------   ---------   --------    ----------
Balances, June 30, 1996 ............   2,001    1,679,014    2,442,626    (133,110)   (36,934)         --    (24,192)    3,929,405
  Net income .......................      --           --       23,388          --         --          --         --        23,388
  Net unrealized loss on
    securities available-for-sale ..      --           --           --          --         --          --    (49,469)      (49,469)
  Purchase of 10,000 Treasury shares      --           --           --          --         --    (125,700)        --      (125,700)
  Retirement of 4,303 shares used
    for RRP Plan ...................     (43)     (54,046)          --          --         --      54,089         --            --
  Transfer of 1,200 Treasury shares
    to RRP Plan ....................      --           --           --          --    (15,084)     15,084         --            --
  Accrual of RRP Plan awards .......      --           --           --          --     10,118          --         --        10,118
  Principal reductions in
    ESOP note payable ..............      --           --           --      15,660         --          --         --        15,660
                                      ------   ----------   ----------   ---------   --------   ---------   --------    ----------
Balances, June 30, 1997 ............   1,958    1,624,968    2,466,014    (117,450)   (41,900)    (56,527)   (73,661)    3,803,402
  Net loss .........................      --           --       (7,644)         --         --          --         --        (7,644)
  Net unrealized gain on
    securities available-for-sale ..      --           --           --          --         --          --     79,186        79,186
  Accrual of RRP Plan awards .......      --           --           --          --     11,627          --         --        11,627
  Principal reductions in
    ESOP note payable ..............      --           --           --      15,660         --          --         --        15,660
                                      ------   ----------   ----------   ---------   --------   ---------   --------    ----------
Balances, June 30, 1998 ............  $1,958   $1,624,968   $2,458,370   $(101,790)  $(30,273)  $ (56,527)  $  5,525    $3,902,231
                                      ======   ==========   ==========   =========   ========   =========   ========    ==========


See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996

                                                                      1998          1997          1996
                                                                  -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income ...................................................  $    (7,644)  $    23,388   $   260,341
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation .............................................       24,420        24,420        24,420
      Net gain on sale of real estate owned ....................           --            --       (17,037)
      Provision for losses on loans and other real estate ......      263,000       129,429        36,643
      Gain on sale of interest-bearing assets ..................      (15,930)           --       (11,749)
      Contribution to ESOP Plan ................................       15,660        15,660        15,660
      Accrual of RRP Awards ....................................       11,627        10,118         6,096
      Change in assets and liabilities:
        Increase in accrued interest receivable ................      (60,823)      (31,192)      (65,764)
        Decrease (increase) in prepaid expenses and other assets      156,175      (108,966)      (62,876)
        Increase (decrease) in advances for taxes and insurance        35,589       (53,093)     (113,202)
        Increase (decrease) in accrued interest payable ........       21,579        (1,247)        1,348
        (Decrease) increase in federal income taxes ............      (21,861)     (178,612)       98,610
        (Decrease) increase in deferred loan fees ..............       (2,408)       11,783          (453)
        (Decrease) increase in accounts payable and
          accrued expenses .....................................      (28,783)      137,938        (2,705)
                                                                  -----------   -----------   -----------
            Net cash provided by (used in) operating activities       390,601       (20,374)      169,332

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales and maturities of investment securities ..      315,930            --       225,711
  Purchase of investment securities ............................     (735,000)           --      (300,687)
  Capital expenditures .........................................      (56,296)      (56,510)      (59,097)
  Purchase of FHLB stock .......................................      (30,300)      (27,900)     (155,600)
  Proceeds from sales of mortgage loans ........................    1,554,954     1,090,992     3,194,000
  Loans originated, net ........................................   (2,545,955)   (4,301,449)   (5,431,279)
  Proceeds from sale of real estate owned ......................           --            --         9,623
  Purchase of mortgage-backed certificates .....................   (2,634,632)           --    (5,475,401)
  Proceeds from sale of mortgage-backed certificates ...........           --            --       841,907
  Principal paydown on mortgage-backed certificates ............    2,601,677     1,107,402     1,086,186
                                                                  -----------   -----------   -----------
            Net cash used in investing activities ..............   (1,529,622)   (2,187,465)   (6,064,637)

CASH FLOWS FROM FINANCING ACTIVITIES
  (Decrease) increase in deposits ..............................     (309,259)    3,629,292        (9,617)
  Net increase (decrease) in advances from FHLB ................    1,201,346      (380,000)    6,106,486
  Purchase of Treasury stock ...................................           --      (125,700)           --
                                                                  -----------   -----------   -----------
            Net cash provided by financing activities ..........      892,087     3,123,592     6,096,869
                                                                  -----------   -----------   -----------
            Net (decrease) increase in cash and
              cash equivalents .................................     (246,934)      915,753       201,564

CASH AND CASH EQUIVALENTS
  Beginning of year ............................................    1,896,897       981,144       779,580
                                                                  -----------   -----------   -----------
  End of year ..................................................  $ 1,649,963   $ 1,896,897   $   981,144
                                                                  ===========   ===========   ===========


See accompanying notes to consolidated financial statements.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Gilmer Financial Services, Inc. (Company), and its wholly-owned subsidiary, Gilmer Savings Bank, FSB (Bank), and its wholly-owned subsidiary, Gilstar Service Corporation, (Gilstar). Gilstar was activated in September, 1996, to market mutual funds to existing retail customers interested in regular investments, IRA's and other qualified retirement plans. Gilstar had no significant assets or liabilities at June 30, 1998 or 1997, and its operations were deminimus for the years then ended. All significant intercompany transactions and balances are eliminated in consolidation.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The Company accounts for and classifies debt and equity securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as follows:

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

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
-----------------------------------------------------------------

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

EARNINGS PER SHARE

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). This statement supersedes APB 15, "Earnings Per Share" and simplifies the computation of earnings per share
(EPS) by replacing the "primary" EPS requirements of APB 15 with a "basic" EPS computation based upon weighted-average shares outstanding. Shares issued to its Employee Stock Ownership Plan (ESOP) are accounted for in accordance with AICPA Statement of Position 93-6. The new standard requires a dual presentation of basic and diluted EPS. Diluted EPS is similar to fully diluted EPS required under APB 15 for entities with complex capital structures. The adoption of FAS 128 did not have a material impact on the Company. All previous periods have been restated to reflect the adoption of FAS 128.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
-----------------------------------------------------------------

EARNINGS PER SHARE -- CONTINUED

Earnings per share on a basic and diluted basis as required by Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share" is calculated as follows:

                                                       Years Ended June 30,
                                                 -------------------------------
                                                   1998        1997       1996
                                                 --------    --------   --------
Basic net earnings per share
  Net income (loss) ..........................   $ (7,644)   $ 23,388   $260,341
  Weighted-average shares outstanding ........    183,693     180,702    195,755
                                                 --------    --------   --------
      Per share ..............................   $   (.04)   $    .13   $   1.33
                                                 ========    ========   ========
Diluted net earnings per share
  Net income .................................   $ (7,644)   $ 23,388   $260,341
  Weighted-average shares outstanding
    plus assumed conversions .................    187,708     182,424    195,755
                                                 --------    --------   --------
      Per share ..............................   $   (.04)   $    .13   $   1.33
                                                 ========    ========   ========
Calculation of weighted average shares
  outstanding plus assumed conversions
    Weighted-average shares outstanding ......    183,693     180,702    195,755
    Effect of dilutive stock options .........      4,015       1,722         --
                                                 --------    --------   --------
                                                  187,708     182,424    195,755
                                                 ========    ========   ========

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, since the impact of stock-based compensation is immaterial.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). This statement, which the Company will be required to adopt, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt FAS 130 beginning July 1, 1998.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). This statement, which the Company will be required to adopt, supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. The new standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. In the initial year of application, comparative information for earlier years is to be restated. The Company will adopt FAS 131 in the year beginning July 1998.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
-----------------------------------------------------------------

CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                                                        June 30,
                                        ----------------------------------------
     Cash paid during the year for:        1998           1997           1996
                                        ----------     ----------     ----------
       Interest ......................  $2,003,993     $1,928,783     $1,624,743
                                        ==========     ==========     ==========
       Income taxes ..................  $   34,940     $  160,081     $   59,833
                                        ==========     ==========     ==========

During the years ended June 30, 1998, 1997, and 1996, the Company transferred from loans to real estate acquired through foreclosure approximately $46,000, $162,000, and $21,000, respectively.

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

NOTE 2 -- INVESTMENT SECURITIES
-------------------------------

The amortized cost and estimated market values of investments in debt securities are as follows:

                                                Available-for-sale
                                 -----------------------------------------------
                                                  June 30, 1998
                                 -----------------------------------------------
                                                                       Estimated
                                 Amortized   Unrealized   Unrealized     Market
                                    Cost        Gains       Losses       Value
                                 ---------   ----------   ----------   ---------
Municipal bonds ...............  $ 735,000     $5,537       $   --     $ 740,537
                                 ---------     ------       ------     ---------
                                 $ 735,000     $5,537       $   --     $ 740,537
                                 =========     ======       ======     =========

                                                 Held-to-maturity
                                 -----------------------------------------------
                                                  June 30, 1998
                                 -----------------------------------------------
                                                                       Estimated
                                 Amortized   Unrealized   Unrealized     Market
                                    Cost        Gains       Losses       Value
                                 ---------   ----------   ----------   ---------
American Housing ..............  $     980     $   --       $    5     $     975
                                 ---------     ------       ------     ---------
                                 $     980     $   --       $    5     $     975
                                 =========     ======       ======     =========

                                                 Held-to-maturity
                                 -----------------------------------------------
                                                  June 30, 1997
                                 -----------------------------------------------
                                                                       Estimated
                                 Amortized   Unrealized   Unrealized     Market
                                    Cost        Gains       Losses       Value
                                 ---------   ----------   ----------   ---------
American Housing ..............  $  15,828     $  553       $   --     $  16,381
FHLB Series ...................    300,238      1,244           --       301,482
                                 ---------     ------       ------     ---------
                                 $ 316,066     $1,797       $   --     $ 317,863
                                 =========     ======       ======     =========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 2 -- INVESTMENT SECURITIES -- CONTINUED
--------------------------------------------

The  scheduled  maturities  of  investment  securities   available-for-sale  and
investment securities held-to-maturity at June 30, 1998, were as follows:

                                       Available-for-sale     Held-to-maturity
                                           securities            securities
                                      --------------------  --------------------
                                                 Estimated             Estimated
                                      Amortized    Market   Amortized    Market
                                         Cost      Value       Cost      Value
                                      ---------  ---------  ---------  ---------
Due in one year or less ............  $ 120,000  $ 120,356    $ 980      $ 975
Due from one to five years .........    265,000    266,975       --         --
Due from five to ten years .........    350,000    353,206       --         --
Due from ten to twenty years .......         --         --       --         --
                                      ---------  ---------    -----      -----
                                      $ 735,000  $ 740,537    $ 980      $ 975
                                      =========  =========    =====      =====

NOTE 3 -- MORTGAGE-BACKED AND RELATED SECURITIES
------------------------------------------------

The amortized cost and estimated market values of mortgage-backed and related securities are summarized as follows:

                                                Available-for-sale
                                  ----------------------------------------------
                                                   June 30, 1998
                                  ----------------------------------------------
                                                                       Estimated
                                   Amortized  Unrealized  Unrealized     Market
                                      Cost       Gains      Losses       Value
                                  ----------  ----------  ----------  ----------
GNMA certificates ............... $   58,965    $    --    $    375   $   58,590
FNMA certificates ...............  4,338,883         --      11,698    4,327,185
FHLMC certificates ..............  1,773,481     14,708          --    1,788,189
                                  ----------    -------    --------   ----------
                                  $6,171,329    $14,708    $ 12,073   $6,173,964
                                  ==========    =======    ========   ==========

                                                 Held-to-maturity
                                  ----------------------------------------------
                                                   June 30, 1998
                                  ----------------------------------------------
                                                                       Estimated
                                   Amortized  Unrealized  Unrealized     Market
                                      Cost       Gains      Losses       Value
                                  ----------  ----------  ----------  ----------
GNMA certificates ............... $2,858,140    $ 6,676    $ 34,314   $2,830,502
FNMA certificates ...............  2,339,357         57      35,607    2,303,807
FHLMC certificates ..............  1,135,552      2,813      16,999    1,121,366
General Electric Capital Mortgage  2,595,039     18,987          --    2,614,026
                                  ----------    -------    --------   ----------
                                  $8,928,088    $28,533    $ 86,920   $8,869,701
                                  ==========    =======    ========   ==========

                                                Available-for-sale
                                  ----------------------------------------------
                                                   June 30, 1997
                                  ----------------------------------------------
                                                                       Estimated
                                   Amortized  Unrealized  Unrealized     Market
                                      Cost       Gains      Losses       Value
                                  ----------  ----------  ----------  ----------
GNMA certificates ............... $   78,249    $ 1,367    $     --   $   79,616
FNMA certificates ...............  4,874,442         --     112,975    4,761,467
                                  ----------    -------    --------   ----------
                                  $4,952,691    $ 1,367    $112,975   $4,841,083
                                  ==========    =======    ========   ==========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 3 -- MORTGAGE-BACKED AND RELATED SECURITIES -- CONTINUED
-------------------------------------------------------------

                                                 Held-to-maturity
                                  ----------------------------------------------
                                                   June 30, 1997
                                  ----------------------------------------------
                                                                      Estimated
                                   Amortized  Unrealized  Unrealized    Market
                                      Cost       Gains      Losses      Value
                                  ----------- ----------  ---------- -----------
GNMA certificates ............... $ 3,494,172   $ 8,191    $ 57,413  $ 3,444,950
FNMA certificates ...............   2,572,469       782      91,468    2,481,783
FHLMC certificates ..............   1,447,403     1,430      32,468    1,416,365
General Electric Capital Mortgage   2,704,421        --      26,763    2,677,658
                                  -----------   -------    --------  -----------
                                  $10,218,465   $10,403    $208,112  $10,020,756
                                  ===========   =======    ========  ===========

The scheduled maturities of mortgage-backed securities available-for-sale, and mortgage-backed securities held-to-maturity at June 30, 1998, were as follows:

                                    Available-for-sale       Held-to-maturity
                                        securities              securities
                                  ----------------------  ----------------------
                                               Estimated               Estimated
                                   Amortized     Market    Amortized     Market
                                      Cost       Value        Cost       Value
                                  ----------  ----------  ----------  ----------
Due in one year or less ........  $       --  $       --  $       --  $       --
Due from one to five years .....     111,977     111,545      77,326      76,703
Due from five to ten years .....          --          --   2,595,044   2,614,026
Due from ten to twenty years ...     225,493     223,586   2,608,915   2,566,428
Due in over twenty years .......   5,833,859   5,838,833   3,646,803   3,612,544
                                  ----------  ----------  ----------  ----------
                                  $6,171,329  $6,173,964  $8,928,088  $8,869,701
                                  ==========  ==========  ==========  ==========

NOTE 4 -- LOANS RECEIVABLE
--------------------------

Loans receivable at June 30, consisted of the following:

                                                        1998             1997
                                                    -----------      -----------
MORTGAGE LOANS
  Single-family residential ..................      $12,308,383      $12,359,562
  Multi-family residential ...................          260,358          282,381
  Commercial .................................        3,453,740        2,682,953
  Construction ...............................        1,505,757        1,306,261
                                                    -----------      -----------
                                                     17,528,238       16,631,157
NON-MORTGAGE LOANS
  Secured by deposits ........................          338,147          423,132
  Home improvement ...........................          950,426        1,010,465
  Commercial business ........................        2,466,535        1,859,962
  Other - consumer ...........................        4,602,023        5,386,474
                                                    -----------      -----------
                                                      8,357,131        8,680,033
                                                    -----------      -----------
      Total loans ............................       25,885,369       25,311,190

Less:
  Loans in process ...........................          776,923          999,248
  Deferred fees and discounts ................          557,115          595,677
  Allowance for losses .......................          340,550          309,208
                                                    -----------      -----------
      Total loans receivable, net ............      $24,210,781      $23,407,057
                                                    ===========      ===========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 4 -- LOANS RECEIVABLE -- CONTINUED
---------------------------------------

Single-family residential loans include $10,704,351 and $10,607,167 at June 30, 1998, and 1997, respectively, of guaranteed participation certificates from the Federal Home Loan Mortgage Corporation.

An analysis of the activity in the allowance for loan losses follows:

                                                        June 30,
                                        ----------------------------------------
                                           1998           1997          1996
                                        ---------      ---------      ---------
Balance, beginning of year ........     $ 309,208      $ 214,724      $ 203,959
  Provision for losses ............       263,000        129,429         37,643
  Charge-offs .....................      (231,658)       (34,945)       (26,878)
                                        ---------      ---------      ---------
Balance, end of year ..............     $ 340,550      $ 309,208      $ 214,724
                                        =========      =========      =========

Loans receivable from officers, directors, and employees aggregated $798,100 and $822,724, at June 30, 1998 and 1997, respectively.

Nonaccrual loans for which interest has been reduced totaled approximately $577,000 and $595,000, at June 30, 1998 and 1997, respectively. Interest income that would have been reported under the original terms of such loans was approximately $14,000 and $10,000, for the years ended June 30, 1998 and 1997, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans is summarized as follows:
                                                         June 30,
                                         ---------------------------------------
                                             1998          1997          1996
                                         -----------   -----------   -----------
Mortgage loans underlying FHLMC
  pass-through securities .............  $10,704,352   $10,607,168   $10,259,988
                                         ===========   ===========   ===========

The Company at June 30, 1998, had mortgage loan commitments outstanding substantially all of which had rates to be determined at closing.

          Variable-rate ...................................   $124,000
          Fixed-rate (8.125%) .............................         --
                                                              --------
                                                              $124,000
                                                              ========
NOTE 5 -- ACCRUED INTEREST RECEIVABLE
-------------------------------------

Accrued interest receivable at June 30, is summarized as follows:

                                                          1998       1997
                                                        --------   --------
     Investment securities ...........................  $ 32,729   $ 21,179
     Mortgage-backed securities ......................    93,097     75,758
     Loans receivable ................................   283,640    287,706
                                                        --------   --------
                                                        $409,466   $384,643
                                                        ========   ========
NOTE 6 -- OFFICE PROPERTIES AND EQUIPMENT
-----------------------------------------

Office   properties   and  equipment  at  June  30,  are   summarized  by  major
classification as follows:
                                                          1998       1997
                                                        --------   --------
     Land ............................................  $ 80,842   $ 80,842
     Buildings .......................................   187,444    185,958
     Furniture, equipment, and autos .................   375,690    319,205
                                                        --------   --------
         Total .......................................   643,976    586,005
     Accumulated depreciation ........................   364,496    338,401
                                                        --------   --------
         Total net ...................................  $279,480   $247,604
                                                        ========   ========

Depreciation expense for the years ended June 30, 1998, 1997, and 1996 was $24,420, $24,420, and $24,420, respectively.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 7 -- FEDERAL INCOME TAX
----------------------------

The Company files a consolidated income tax return with the Bank. Federal income tax (receivable) payable shown in the accompanying statements of financial condition at June 30, consists of the following:

                                                          1998       1997
                                                        --------   --------
     Current income tax ..............................  $ 73,244   $(10,790)
     Deferred income tax .............................     2,771    (43,364)
                                                        --------   --------
                                                        $ 76,015   $(54,154)
                                                        ========   ========

Federal income tax expense shown in the accompanying statements of income consisted of the following:

                                                        June 30,
                                             ------------------------------
                                               1998       1997       1996
                                             -------    -------    --------
     Current ..............................  $   132    $31,806    $137,589
     Deferred .............................     (132)    (3,847)        855
                                             -------    -------    --------
                                             $    --    $27,959    $138,444
                                             =======    =======    ========

Deferred tax expense results from timing differences principally relating to the recognition of loan fees and timing of bad debts for tax and financial reporting purposes.

A reconciliation of tax computed at the statutory Federal corporate income tax rate to the actual provision for income tax expense is as follows:

                                               1998       1997       1996
                                             -------    -------    --------
     Computed "Expected" income tax .......  $(2,599)   $17,458    $135,587
       Adjustments:
         Other, net .......................    2,599     10,501       2,857
                                             -------    -------    --------
           Total ..........................  $    --    $27,959    $138,444
                                             =======    =======    ========

The Company is allowed a special bad debt deduction, using the "experience" method and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualify as deductions for Federal income tax purposes are later used for purposes other than for bad debt losses, they will be subject to Federal income tax at the then current corporate rate. Retained earnings for the year ended June 30, 1998, includes approximately $280,000, for which Federal income tax has not been provided.

NOTE 8 -- DEPOSITS
------------------

Deposits at June 30, are summarized as follows:

                                           1998                     1997
                                  ---------------------    ---------------------
                                     Amount     Percent       Amount     Percent
                                  -----------   -------    -----------   -------
Passbook savings ...............  $   874,196      3.04    $ 1,007,247      3.46
Money market accounts ..........    1,307,237      4.54        785,970      2.70
Checking accounts ..............    1,466,361      5.09        803,468      2.76
                                  -----------    ------    -----------    ------
                                    3,647,794     12.67      2,596,685      8.92
Certificates of deposit:
  2% to 3.99% ..................       25,199       .08        734,850      2.53
  4% to 5.99% ..................   17,951,528     62.34     15,779,222     54.21
  6% to 7.99% ..................    7,076,285     24.57      9,903,895     34.03
  8% to 9.99% ..................       96,099       .34         91,512       .31
                                  -----------    ------    -----------    ------
                                   25,149,111     87.33     26,509,479     91.08
                                  -----------    ------    -----------    ------
                                  $28,796,905    100.00    $29,106,164    100.00
                                  ===========    ======    ===========    ======

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 8 -- DEPOSITS -- CONTINUED
-------------------------------

Scheduled maturities of certificates of deposit at June 30, are as follows:

                                      1999         2000      2001 and thereafter
                                  -----------   ----------   -------------------
2% to 3.99% ....................  $    25,199   $       --        $       --
4% to 5.99% ....................   15,827,245    1,939,280           186,003
6% to 7.99% ....................    3,117,846    1,904,382         2,054,057
8% to 9.99% ....................           --        1,099            95,000
                                  -----------   ----------        ----------
                                  $18,970,290   $3,843,761        $2,335,060
                                  ===========   ==========        ==========

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000, was approximately $7,155,000 and $5,249,000, at June 30, 1998 and 1997, respectively.

Interest expense on deposits is summarized as follows:

                                                        June 30,
                                        ----------------------------------------
                                           1998           1997           1996
                                        ----------     ----------     ----------
Money market ......................     $   44,880     $   34,096     $   35,936
Passbook savings ..................         25,512         31,220         34,746
Certificates of deposit ...........      1,479,829      1,336,905      1,223,427
NOW accounts ......................         16,200          5,151          1,844
                                        ----------     ----------     ----------
                                        $1,566,421     $1,407,372     $1,295,953
                                        ==========     ==========     ==========

NOTE 9 -- ADVANCES FROM FEDERAL HOME LOAN BANK
----------------------------------------------

The advances from the Federal Home Loan Bank at June 30, consisted of the following:

                                            Interest
         Due Dates                            Rate         1998          1997
     -----------------                      --------    ----------    ----------
     July 1, 1997 ........................    5.53%     $       --    $5,900,000
     January 25, 1998 ....................    6.25%             --     2,650,000
     July 15, 1998 .......................    5.52%      4,900,000            --
     September 23,1998 ...................    5.59%      1,600,000            --
     February 16, 1999 ...................    9.91%        120,000            --
     February 15, 2000 ...................    5.88%        120,000            --
     February 15, 2001 ...................    5.94%         20,000            --
     February 15, 2002 ...................    5.98%         25,000            --
     February 17, 2003 ...................    6.00%        100,000            --
     August 25, 2003 .....................    6.25%      2,516,346            --
     February 15, 2004 ...................    6.01%        100,000            --
     February 15, 2005 ...................    6.04%        100,000            --
     February 15, 2006 ...................    6.05%        150,000            --
                                                        ----------    ----------
                                                        $9,751,346    $8,550,000
                                                        ==========    ==========

The Bank has pledged its portfolio of first mortgage loans as well as mortgage-backed securities with a book value of $9,354,241 and $7,957,594, at June 30, 1998 and 1997, respectively, as collateral on advances from the FHLB.

The maximum amount of FHLB advances outstanding at any month end during 1998 and 1997, were $9,751,346 and $9,400,000, respectively. The average amount of FHLB advances outstanding during 1998 and 1997, were $8,711,302 and $8,995,833, respectively.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 10 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
------------------------------------------------------------

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

NOTE 11 -- SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
----------------------------------------------------------

The economy of the Company's market area, East Texas, is directly related to the oil and gas industry. Oil prices have had an indirect effect on the Company's business. Although the Company has a diversified loan portfolio, a significant portion of its loans are secured by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Part of the risk associated with real estate loans has been mitigated since much of this group represents loans secured by residential dwellings that are primarily owner occupied. Losses on this type of loan have historically been less than those on speculative properties. Many of the remaining real estate loans are secured primarily with owner occupied commercial real estate. The Company's loan policy requires appraisal prior to funding any real estate loans and outlines the appraisal requirements on those renewing.

NOTE 12 -- RETIREMENT PLAN
--------------------------

The Company has a defined contribution profit sharing plan that covers all employees. The plan allows employees to contribute up to 15% of their gross pay into a trust fund with a contribution to be matched up to 5% by the Company. The trust funds are maintained by the Company. For the years ended June 30, 1998, 1997, and 1996, the Company contributed $13,634, $13,601, and $11,228, respectively, to the plan.

NOTE 13 -- EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------------

The Bank has established an Employee Stock Ownership Plan (ESOP) for employees age 21 or older who have at least one year of credited service with the Bank. The ESOP will be funded by the Bank's contributions made in cash (which primarily will be invested in common stock) or common stock. Benefits may be paid either in shares of common stock or in cash.

In February 1995, the ESOP borrowed $156,600 from the Company and used the proceeds to purchase 15,660 shares of Company common stock at $10 a share. The note is due in semi-annual installments plus interest through 2005, and had a balance of $101,790 and $117,450, at June 30, 1998 and 1997, respectively. The note payable and related interest are eliminated in consolidation.

ESOP plan expense included in compensation and benefits in the accompanying statement of earnings totaled $15,660, $15,660, and $15,660, for the years ended June 30, 1998, 1997 and 1996, respectively.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 14 -- STOCK OPTION AND INCENTIVE PLAN
------------------------------------------

The October 12, 1995 stockholders' meeting, certain directors and officers were granted options to purchase 10,761 shares of the Company's common stock under its Stock Option and Incentive Plan. The option price of $10.50 per share was the fair market value at the date of grant. The options are exercisable beginning one year from date of grant, and vest at a rate of 20% per year. No additional options have been granted, nor have any options been exercised or revoked.

NOTE 15 -- RECOGNITION AND RETENTION PLAN
-----------------------------------------

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

The Company has available to award 7,830 shares of Company stock and in the year ended June 30, 1996 awarded 4,303 shares, with the remainder being reserved for future award. During the year ended June 30, 1997, the Company awarded an additional 1,200 shares and used Treasury shares to fund the award. The shares granted are in the form of restricted stock to be earned and payable over a five-year period at the rate of 20% per year, effective on the date of stockholder ratification. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee will be recognized pro rata over the five years during which the shares are earned and payable. RRP Plan expense totaled $11,627, $10,118 and $6,096 for the years ended June 30, 1998, 1997, and 1996, respectively.

NOTE 16 -- REGULATORY MATTERS
-----------------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital to risk-weighted assets and of core and tangible capital to total assets. Management believes, as of June 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 16 -- REGULATORY MATTERS -- CONTINUED
------------------------------------------

As of June 30, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum risk-based, core and tangible ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions category.

                                                                                To Be Well
                                                                            Capitalized Under
                                                            For Capital     Prompt Corrective
                                            Actual       Adequacy Purposes  Action Provisions
                                      -----------------  -----------------  -----------------
                                        Amount    Ratio    Amount    Ratio    Amount    Ratio
                                      ----------  -----  ----------  -----  ----------  -----
As of June 30, 1998:
--------------------
  Risk-based capital
    (to risk-weighted assets) ......  $4,104,659  18.3%   $1,776,000  8.0%  $2,220,000  10.0%

  Core capital (to total assets) ...  $3,798,470   8.8%   $1,295,475  3.0%  $2,590,950   6.0%

  Tangible capital
    (to total assets) ..............  $3,798,470   8.8%   $  647,738  1.5%  $2,159,125   5.0%

As of June 30, 1997:
--------------------
  Risk-based capital
    (to risk-weighted assets) ......  $3,974,253  19.2%   $1,656,960  8.0%  $2,071,200  10.0%

  Core capital (to total assets) ...  $3,714,253   8.8%   $1,266,550  3.0%  $2,533,100   6.0%

  Tangible capital
    (to total assets) ..............  $3,714,253   8.8%   $  633,275  1.5%  $2,110,917   5.0%

NOTE 17 -- CONTINGENCIES
------------------------

The Bank is a plaintiff in a lawsuit filed in District Court in Upshur County for the wrongful dishonor of a cashier's check in the amount of $145,000 issued by another financial institution. Written discovery has been completed and depositions have been taken. Management of the Bank is prosecuting the case vigorously and anticipates full recovery of its claim. The $145,000 related to the charge-off of this claim is included in other expense for the year ended June 30, 1998.

NOTE 18 -- PARENT COMPANY ONLY FINANCIAL INFORMATION
----------------------------------------------------

Condensed financial information for Gilmer Financial Services, Inc. (parent company only) follows:

CONDENSED BALANCE SHEET

                                                           1998         1997
                                                        ----------   ----------
Cash .................................................  $   18,280   $   12,833
Account receivable(payable),Gilmer Savings Bank, FSB .     (16,308)     (10,840)
Note receivable, Gilmer Savings Bank, FSB ............     101,790      117,450
Investment in Gilmer Savings Bank, FSB, at equity ....   3,900,260    3,801,409
                                                        ----------   ----------
                                                        $4,004,022   $3,920,852
                                                        ==========   ==========
Stockholders' equity .................................  $4,004,022   $3,920,852
                                                        ==========   ==========

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 18 -- PARENT COMPANY ONLY FINANCIAL INFORMATION -- CONTINUED
-----------------------------------------------------------------

CONDENSED STATEMENT OF INCOME

                                                      Year ended     Year ended
                                                    June 30, 1998  June 30, 1997
                                                    -------------  -------------
Interest income ...................................   $  9,108       $ 10,364
Income tax benefit ................................      7,101         19,558
Stock service and professional fees ...............    (54,563)       (83,170)
                                                      --------       --------
  Income before equity in undistributed
    earnings of subsidiary ........................    (38,354)       (53,248)
Equity in undistributed earnings of subsidiary ....     30,713         76,636
                                                      --------       --------
      Net (loss) income ...........................   $ (7,641)      $ 23,388
                                                      ========       ========

NOTE 19 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
----------------------------------------------------------------

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

     COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT

     At June 30, 1998, the Bank had not issued any standby letters-of-credit. Commitments to extend credit totaled $124,000 at June 30, 1998, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs.

                         GILMER FINANCIAL SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1998, 1997 AND 1996
                                    CONTINUED

NOTE 19 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS -- CONTINUED
-----------------------------------------------------------------------------

     COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT -- CONTINUED

     The estimated fair values of the Bank's financial instruments at June 30, are as follows:

                                                  1998                      1997
                                        ------------------------  ------------------------
                                          Carrying       Fair       Carrying       Fair
                                           Amount       Value        Amount       Value
                                        -----------  -----------  -----------  -----------
Financial assets:
  Cash and interest-bearing deposits .  $ 1,649,963  $ 1,649,963  $ 1,896,897  $ 1,896,897
                                        ===========  ===========  ===========  ===========
  Investment securities ..............  $   741,517  $   741,512  $   316,066  $   317,863
                                        ===========  ===========  ===========  ===========
  Loans and mortgage-backed securities   39,653,383   39,594,996  $38,887,421  $38,578,104
  Less: Allowance for loan losses ....      270,550           --      309,208           --
                                        -----------  -----------  -----------  -----------
                                        $39,382,833  $39,594,996  $38,578,213  $38,578,104
                                        ===========  ===========  ===========  ===========
Financial liabilities:
  Deposits ...........................  $28,796,905  $28,796,905  $29,107,202  $29,107,202
                                        ===========  ===========  ===========  ===========
  Borrowings .........................  $ 9,751,346  $ 9,751,346  $ 8,550,000  $ 8,550,000
                                        ===========  ===========  ===========  ===========
Unrecognized financial instruments:
  Commitments to extend credit .......  $   124,000  $   124,000  $    60,600  $    60,600
                                        ===========  ===========  ===========  ===========
  Standby letters-of-credit ..........  $        --  $        --  $        --  $        --
                                        ===========  ===========  ===========  ===========

                         GILMER FINANCIAL SERVICES, INC.
                             STOCKHOLDER INFORMATION


ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 4:00 p.m., p.m., Gilmer, Texas, time on October 22, 1998 at the office of Gilmer Savings, located at 218 West Cass Street, Gilmer, Texas 75644.


STOCK LISTING

         Gilmer  Financial  Services,   Inc.  common  stock  is  traded  on  the
Over-the-Counter Market under the symbol "GILTX."


PRICE RANGE OF COMMON STOCK

         Gilmer Financial Services, Inc. Common Stock is traded in the Over-the-Counter Market and is only traded sporadically. Gilmer Financial Services, Inc. Common Stock was issued at $10.00 per share in connection with the conversion of Gilmer Savings Bank FSB from mutual to stock form on February 9, 1995. At September 15, 1998, there were 158 holders of Gilmer Financial Services, Inc. Common Stock issued and outstanding. To the best of management's knowledge, the last sale price of Gilmer Financial Services, Inc. Common Stock was $17.25 as of June 30, 1998.


SHAREHOLDER AND GENERAL INQUIRIES:          TRANSFER  AGENT:
----------------------------------          ----------------

Gary P. Cooper                              American Securities Transfer,
President and Chief Executive Officer        Incorporated
Gilmer Financial Services, Inc.             1825 Lawrence Street
218 West Cass Street                        Suite 444
Gilmer, Texas  75644                        Denver, Colorado  80202
(903) 843-5525


ANNUAL AND OTHER REPORTS

          A copy of Gilmer Financial Services, Inc's Annual Report on Form 10-KSB for the year ended June 30, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Gary P. Cooper, President and Chief Executive Officer, Gilmer Financial Services, Inc., 218 West Cass Street, Gilmer, Texas (903) 843-5525.

                         GILMER FINANCIAL SERVICES, INC.
                              CORPORATE INFORMATION


COMPANY AND BANK ADDRESS

         218 West Cass Street                   Telephone:    (903) 843-5525
         Gilmer, Texas  75644                   Fax:          (903) 843-5331

DIRECTORS OF THE BOARD OF THE COMPANY AND THE BANK

M. Vance Gorman                             Gary P. Cooper
Chairman of Gilmer Financial                President and Chief Executive
  Services, Inc. and                           Officer of Gilmer Financial
Chairman of the Board of Gilmer                Services, Inc. and Gilmer Savings
 Savings Bank, FSB                             Bank, FSB


Royce L. Hudgins                            Paul D. Williams
Owner of Retail Store                       Vice President, Gilmer Lumber
                                             Company, Inc.


Tedd R. Austin                              Donald Bethard
Part-owner, Dodd Motor Company              Part-owner, Med-Shop Pharmacies and
                                               Med-Shop Total Care


Steven W. Sansom
Part-owner, Funeral Homes



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